UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	27-1840120
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

5310 Kietzke Lane, Suite 200
Reno, Nevada, USA 89511
Tel: 1-775-448-5800
(Address and telephone number of Registrant’s principal executive offices)

Tahoe Resources USA Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada, USA 89511
Tel: 1-775-448-5800
(Name, address, and telephone number of agent for service)

Copies to:
Amandeep Sandhu
McMillan LLP
15th Floor, 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7
Tel: (604) 689-9111

________________________________________________
Approximate date of commencement of proposed sale to public:

From time to time after the effective date of this Registration Statement

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

[X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[  ]

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

[  ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

[  ]

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Shares	5,000,000	US$15.285	US$76,425,000.00	US$7,696.00

(1)

Based on the average of the high and low prices of the common shares of Tahoe Resources Inc. on August 5, 2016 on the New York Stock Exchange, and estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).

If as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART 1

INFORMATION REQUIRED IN PROSPECTUS

TAHOE RESOURCES INC.

5,000,000 Common Shares

DIVIDEND REINVESTMENT PLAN

On August 11, 2016, the Board of Directors of Tahoe Resources Inc. (“Tahoe”, the “Corporation”, “we” or “us”) approved the implementation of a dividend reinvestment plan (the “Plan”) to provide holders of the common shares (“Common Shares”) of the Corporation with a simple and convenient method to purchase additional Common Shares by reinvesting cash dividends (less any applicable withholding tax).

A Plan participant may obtain additional Common Shares by automatically reinvesting all or any portion of the cash dividends paid on Common Shares held by the Plan participant without paying any brokerage commissions, administrative costs or other service charges. Our dividends have historically been paid monthly on such dates as are determined by the Corporation’s Board of Directors.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “THO” and on the New York Stock Exchange (the “NYSE”) under the symbol “TAHO”. On August 10, 2016, the closing price of the Common Shares on the TSX and the NYSE was CDN$21.66 and US$16.58 respectively.

The Common Shares acquired by the Plan agent (the “Agent”) under the Plan will, at the sole option of the Corporation, either be Common Shares issued from the treasury of the Corporation (which may be issued with or without a discount to the Average Market Price, as defined below) (the “Treasury Acquisition Shares”) or be Common Shares acquired on the open market (the “Market Acquisition Shares”) through the facilities of the TSX, the NYSE, or any other stock exchange on which the Common Shares are listed (each, a “Listing Market”), as applicable. The purchase price of Market Acquisition Shares will be the average price paid (excluding brokerage commissions, fees and all transaction costs) per Common Share (denominated in the currency in which the Common Shares trade on the applicable stock exchange) purchased by the Agent, on behalf of the Plan participants, on a Listing Market for all Common Shares purchased in respect of any Dividend Payment Date (as defined below). The purchase price of Treasury Acquisition Shares purchased by the Agent, on behalf of Plan participants, will be the volume weighted average price of the Common Shares traded on a Listing Market on the five (5) trading days preceding the Dividend Payment Date (the “Average Market Price”), less a discount to the Average Market Price (as determined by the Corporation in its sole discretion, such discount, if any, not to exceed 5%). The determination of which Listing Market to be used for purposes of determining the weighted average price of the Common Shares will be made by the Corporation.

We cannot estimate anticipated proceeds from sales of Common Shares pursuant to the Plan, which will depend upon the market price of the Common Shares, the extent to which holders of Common Shares (“Shareholders”) participate in the Plan and other factors. We will not pay underwriting commissions in connection with the Plan but will incur costs of approximately US$280,696 in connection with this offering.

We urge you to carefully read the “Risk Factors” section beginning on page I-3, where we describe risks associated with the Plan and our business and operations, before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

Our head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, USA 89511 and our registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7.

In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” and “CDN$” are to Canadian dollars and references to “US$” are to U.S. dollars.

The date of this prospectus is August 11, 2016.

RISK FACTORS

Before you decide to participate in the Plan and invest in the Common Shares, you should be aware of the following material risk in making such an investment. You should consider carefully this risk factor together with all risk factors and information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Information Form and our Management’s Discussion and Analysis, included in our Annual Report on Form 40-F, before you decide to participate in the Plan and purchase Common Shares. In addition, you should consult your own financial and legal advisors before making an investment.

RISKS RELATED TO THE PLAN

You will not know the price of the Common Shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

The price of the Common Shares may fluctuate between the time you decide to purchase Common Shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision. You may realize a loss in connection with the purchase of Common Shares. We may amend, suspend or terminate the Plan at any time, in our sole discretion.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the United States Securities and Exchange Commission (the “SEC”). Under the multi jurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Any document we file with or furnish to the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the operation of the Public Reference Room. Our filings are also available electronically from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. You may also want to visit our website at www.tahoeresources.com for further information.

We have filed under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), a registration statement on Form F-3 relating to our Plan. This prospectus forms a part of the registration statement. This prospectus does not contain all of the information included in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. You are encouraged to refer to the registration statement and the exhibits that are incorporated by reference into it for further information about us and the Common Shares. Statements contained in this prospectus describing provisions of the Plan are not necessarily complete, and in each instance reference is made to the copy of the Plan which is included as an exhibit to the registration statement, and each such statement in this prospectus is qualified in all respects by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference the following documents we filed under the Exchange Act with the SEC:

1.	Our Annual Report on Form 40-F for the fiscal year ended December 31, 2015, filed with the SEC on March 24, 2016 (the “Annual Report on Form 40-F”);

2.	Our Current Reports on Form 6-K furnished to the SEC on April 13, 2016, May 2, 2016, May 4, 2016 (excluding Exhibits 99.3, 99.4 and 99.5) and August 10, 2016 (excluding Exhibits 99.4 and 99.5); and

3.

The description of the Common Shares contained in the section entitled “Description of Capital Structure” starting on page 44 of our Annual Information Form for the year ended December 31, 2011, included as Exhibit 99.1 to our registration statement on Form 40-F filed with the SEC on April 30, 2012 pursuant to section 12(b) of the Exchange Act, including any amendment or report for the purpose of updating such description.

In addition, all subsequent annual reports on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Form 10-Q or Form 8-K, that we file pursuant to the Exchange Act prior to the termination of this offering, are hereby incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K subsequent to the date of this prospectus by stating in the Form 6-K that they are being incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any person to whom a prospectus is delivered, including any beneficial owner, may obtain without charge, upon written or oral request, a copy of the Plan or of any of the documents incorporated by reference herein, except for the exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to the Corporation’s Corporate Secretary at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511, telephone: (775) 448- 5800, fax: 775 398-7020 or via email at info@tahoeresourcesinc.com.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (British Columbia) (“BCA”). Some of our officers and directors, and some of the experts named in this prospectus and the documents incorporated by reference herein, are Canadian residents, and many of our assets or the assets of our officers and directors and experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for United States investors to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for United States investors to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our officers and directors and experts under the United States federal securities laws or the securities law of any state of the United States.

We have been advised by our Canadian counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have appointed Tahoe Resources USA Inc., 5310 Kietzke Lane, Suite 200, Reno, Nevada 89511 (telephone: 1-775-448-5800) as our agent in the United States upon which service of process against us may be made in any action based on this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, and certain documents incorporated by reference in this prospectus, ”forward-looking statements” and “forward-looking information” under the provisions of Canadian provincial securities laws and the United States Private Securities Litigation Reform Act of 1995. When used in this short form prospectus or the documents incorporated by reference herein, words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects”, “estimates”, “forecasts”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements in this prospectus, and certain documents incorporated by reference in this prospectus, may include, but are not limited to, statements and/or information related to: the Corporation’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; Annual Information Form for the Year Ended December 31, 2015; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; changes to the Peruvian tax dividend rate; the timing and results of court proceedings; the timing for the final commissioning and start-up of the paste-backfill plant; the provision of electrical power to the Escobal Mine from Guatemala’s existing national grid; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing of the receipt of operations permits at Shahuindo; the commencement of commercial production at Shahuindo; the availability and sufficiency of power and water for operations; the addition of a crushing and agglomeration facility at Shahuindo; the mode of mining and processing methods to be employed at Shahuindo; the expansion of the process plant facilities at Shahuindo; and our expected community outreach and related activities for 2016.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Corporation’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Corporation’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Corporation’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Corporation’s ability to obtain financing as and when required and on reasonable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Corporation's forward-looking information and statements are based.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Corporation’s dependence on the Escobal and La Arena Mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Corporation’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Corporation’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Corporation, see the Annual Report on Form 40-F under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “– Risk Factors Relating to Our Shares”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update any forward looking statements, except as, and to the extent required by, applicable securities laws. The forward-looking statements contained herein and in the documents incorporated by reference are expressly qualified by this cautionary note.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATED RESERVES AND RESOURCES

This prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the SEC. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under SEC standards, mineralization may not be classified as “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates may not qualify as “reserves” under SEC standards.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will be economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TAHOE RESOURCES INC.

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. The Common Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”.

Tahoe was incorporated under the BCA on November 10, 2009. The Corporation’s principal business activities consist of: the operation of the Escobal silver mine located in southeastern Guatemala; the operation of the La Arena and Shahuindo gold mines located in northwestern Peru; and, as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the operation of the Bell Creek and Timmins West gold mines located in northeastern Ontario, Canada. Additional business objectives include: the expansion of gold production at the Shahuindo and Bell Creek mines; the acceleration of exploration programs at the Timmins West and Bell Creek mines, and at the Whitney Project; and the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the Americas.

At the date of this prospectus, the Corporation’s commercial operations include: the Escobal underground mine, which contains high-grade silver, gold, lead, and zinc mineralization; the La Arena and Shahuindo surface mines, which contain gold oxide deposits; and the Bell Creek and Timmins West underground mines, which contain gold mineralization. Operating the mines profitably will require the Corporation to consistently meet production targets and effectively manage costs.

See the Corporation’s Annual Report on Form 40-F, which is incorporated by reference herein, for further details regarding the business of the Corporation.

USE OF PROCEEDS

The net proceeds from the sale of the Common Shares will be principally used for general corporate purposes. We have no basis for estimating precisely either the number of Common Shares that may be sold under the Plan or the prices at which such shares may be sold. The amount of proceeds that we will receive will depend upon the market price of the Common Shares, the extent of Shareholder participation in the Plan and other factors.

THE PLAN

The following is a summary of the material attributes of the Plan. The summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete Plan that is filed as an exhibit to the registration statement of which this prospectus forms a part. The 5,000,000 Common Shares offered by this prospectus, if, as and when distributed, will be distributed pursuant to the Plan, which was approved on August 11, 2016 and will be effective for dividends payable after October 20, 2016. Capitalized terms used in this summary and not defined elsewhere shall have the meaning attributed to them in the Plan.

Purpose of the Plan

The Plan permits holders of the Common Shares to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. Common Shares distributed under the Plan will, at the option of the Corporation, be acquired by the agent appointed to administer the Plan (the “Agent”) from the treasury of the Corporation or in the open market on a stock exchange, or a combination of both and, in each case, in the manner specified in the Plan.

Participation in the Plan

Eligibility

All registered and non-registered beneficial owners of Common Shares who are resident in Canada or the United States, are eligible to participate in the Plan. The Common Shares are registered under the Securities Act and are offered for sale in both Canada and the United States. Shareholders that are resident in jurisdictions other than Canada or the United States can also participate in the Plan, subject to any restrictions of laws in such shareholder’s jurisdiction of residence. Cash dividends to be reinvested for shareholders resident outside of Canada will be reduced by the amount of any applicable Canadian withholding taxes, as determined by the Corporation in its sole discretion.

Non-registered beneficial owners of Common Shares are urged to carefully read the disclosure below under the heading “Notice to Non-Registered Beneficial Shareholders”.

Enrollment — Registered Shareholders

Registered shareholders (other than Clearing and Depository Services, Inc. (“CDS”) or The Depository Trust Corporation (“DTC”)) may enroll all or any portion of their Common Shares in Plan by completing a duly completed and executed enrollment form in the form provided by the Corporation and the Agent for this purpose (the “Enrollment Form”), and sending it to the Agent at the address noted on the Enrollment Form. Enrollment Forms may be obtained from the Agent at any time through the Agent’s web portal at www.investorcentre.com.

A duly and properly completed Enrollment Form must be received by the Agent not less than five (5) business days before the record date applicable to on any date fixed by the Board of Directors upon which a dividend is paid by the Corporation (such date, the “Dividend Payment Date”). If the Enrollment Form is received by the Agent from a registered shareholder less than five (5) business days prior to the record date, the Enrollment Form will not take effect on such Dividend Payment Date and will only take effect on the next occurring Dividend Payment Date. Instructions from CDS must be received by the Agent in accordance with the customary practices of CDS and as agreed by the Agent and the Corporation.

Enrollment — Non-Registered Beneficial Owners of Common Shares

CDS or any other Nominee (as defined below) will provide separate instructions to the Agent regarding the extent of its participation in the Plan on behalf of non-registered beneficial owners of Common Shares. Effective as of March 31, 2014, DTC no longer participates in dividend reinvestment plans for Canadian issuers. As a result, DTC participants will be required to withdraw their securities from DTC and deposit them with CDS or have them registered in customer name in order to participate in the Plan. CDS participants holding Common Shares on behalf of non-registered beneficial owners of Common Shares registered through CDS must arrange for CDS to enroll such Common Shares in the Plan on behalf of such non-registered beneficial owners in respect of each Dividend Payment Date. CDS will, in turn, be required to provide such notice to the Agent prior to 5:00 p.m. (Toronto time) on the record date in respect of the initial dividend in which such Shareholder intends to participate in the Plan. If the Agent does not receive notice from CDS prior to the deadline set forth above, the shareholder’s enrollment in the Plan will not take effect until the next following Record Date.

Non-registered beneficial owners of Common Shares registered in the name of an intermediary, such as a financial institution, broker, or other nominee who holds Common Shares on behalf of a non-registered beneficial owner of Common Shares and who supports dividend reinvestment plans for Canadian issuers, including CDS (a “Nominee”), may not directly enroll in the Plan in respect of those Common Shares, but must instead either (i) transfer the Common Shares into their own name and then enroll such Common Shares in the Plan directly as a registered shareholder, or (ii) make appropriate arrangements with the Nominee who holds their Common Shares to enroll in the Plan on their behalf.

Where a non-registered beneficial owner of Common Shares wishes to enroll in the Plan through a CDS participant in respect of Common Shares registered through CDS, appropriate instructions must be received by CDS from the CDS participant not later than such deadline as may be established by CDS from time to time, in order for the instructions to take effect on the Dividend Payment Date to which that dividend record date relates.

Instructions received by CDS after their internal deadline will not take effect until the next following Dividend Payment Date. CDS participants holding Common Shares on behalf of non-registered beneficial owners of Common Shares registered through CDS must arrange for CDS to enroll such Common Shares in the Plan on behalf of such non-registered beneficial owners in respect of each Dividend Payment Date.

Non-registered beneficial owners of Common Shares should contact the Nominee who holds their Common Shares to provide instructions regarding their participation in the Plan and to inquire about any applicable deadlines that the Nominee may impose or be subject to.

In its Enrollment Form or instructions from CDS, as applicable, Plan participants (“Participants”) will direct (or be deemed to direct, as applicable) the Corporation to credit the Agent with all cash dividends (less any applicable withholding taxes) payable in respect of Common Shares registered in the name of such Participants or held under the Plan for its account, and will direct (or be deemed to direct, as applicable) the Agent to reinvest such cash dividends on such Common Shares registered in such Participant’s name or for such Participant’s account in Common Shares, in accordance with the Plan.

Continued Enrollment

Common Shares enrolled by a Participant (other than CDS) in the Plan will remain enrolled in and will automatically continue to be enrolled in the Plan until such time as the Plan is terminated in accordance with the Plan. The Common Shares acquired under the Plan for the account of the Participant who has enrolled all of its Common Shares in the Plan will automatically be enrolled in the Plan.

CDS or other Nominee will provide instructions to the Agent regarding the extent of its participation in the Plan, on behalf of beneficial owners of Common Shares, in respect of every Dividend Payment Date on which cash dividends otherwise payable to CDS as shareholder of record, are to be reinvested under the Plan.

Common Shares purchased by a Participant outside of the Plan may not be automatically enrolled in the Plan. Participants are advised to contact the Agent to ensure such additional Common Shares are enrolled in the Plan.

Restrictions

Subject to applicable law and regulatory policy, the Corporation reserves the right to determine, from time to time, a minimum number of Common Shares that a Participant must hold in order to be eligible to participate in, or continue to participate in, the Plan. As of the date of the adoption of the Plan, the minimum holdings is one Common Share. The Corporation may also limit the maximum number of Common Shares that may be issued under the Plan. If issuing Common Shares under the Plan would result in the Corporation exceeding the limit and the Corporation determines not to issue Common Shares in respect of a particular Dividend Payment Date, Participants will receive from the Agent cash dividends for the dividends that are not reinvested in Common Shares (without interest or deduction thereon, except for any applicable withholding taxes).

The Corporation will be under no obligation to issue Common Shares to any Participants under the Plan where the Corporation exceeds the maximum number of Common Shares that may be issued under the Plan. The Corporation will be under no obligation to issue Common Shares on a pro rata basis to Participants under the Plan where the Corporation exceeds the maximum number of Common Shares that may be issued under the Plan. The Corporation is not required to facilitate market purchases of Common Shares for any dividends not reinvested due to a limit on the number of Common Shares issuable under the Plan.

Fees

There is no brokerage commission payable by Participants with respect to Common Share purchases under the Plan and all administrative costs of the Agent will be borne by the Corporation. A Participant will be responsible for brokerage commissions on a sale of Common Shares effected by the Agent on behalf of the Participant. Participants who enroll through Nominee or CDS may be subject to costs and charges by the Nominee or CDS.

Notice to Non-Registered Beneficial Shareholders

Non-registered beneficial Shareholders of the Corporation’s Common Shares (i.e., Shareholders who hold their Common Shares through a Nominee) should consult with that Nominee to determine the procedures for participation in the Plan. The administrative practices of such Nominees may vary and accordingly the various dates by which actions must be taken and documentary requirements set out in the Plan may not be the same as those required by the Nominee. There may be a fee charged by some Nominees to non-registered beneficial Shareholders in respect of matters related to the Plan, which will not be covered by the Corporation or the Agent.

Where a non-registered beneficial owner of Common Shares wishes to enroll in the Plan through a CDS participant in respect of Common Shares registered through CDS, appropriate instructions must be received by CDS from the CDS participant not later than such deadline as may be established by CDS from time to time, in order for the instructions to take effect on the Dividend Payment Date to which that dividend record date relates. Instructions received by CDS after their internal deadline will not take effect until the next following Dividend Payment Date. CDS participants holding Common Shares on behalf of non-registered beneficial owners of Common Shares registered through CDS must arrange for CDS to enroll such Common Shares in the Plan on behalf of such non-registered beneficial owners in respect of each Dividend Payment Date.

Participants that are non-registered beneficial Shareholders may voluntarily terminate their participation in the Plan as of a particular record date for a Dividend Payment Date by notifying their Nominee sufficiently in advance of that record date. Participants should contact their Nominee for appropriate procedures. Beginning on the first Dividend Payment Date after such termination is effective, dividends to such non-registered beneficial Shareholders will be made in cash. Any expenses associated with the preparation and delivery of a termination notice will be for the account of the Participant exercising its right to terminate participation in the Plan.

With respect to Participants that are non-registered beneficial Shareholders, Common Shares purchased under the Plan from treasury or the open market will be credited by the Agent to CDS and CDS shall in turn, on a pro rata basis based on such Participants’ respective entitlement to the dividends used to purchase Common Shares under the Plan, credit such Common Shares to the account of the applicable Nominee through whom such Participants hold Common Shares.

The crediting of fractional Common Shares in favor of non-registered beneficial Shareholders who participate in the Plan through a Nominee will depend on the policies of that Nominee. A Participant that is a non-registered beneficial Shareholder will receive, from his, her or its Nominee for tax reporting purposes, confirmations of the number of Common Shares issued to such Participant under the Plan in accordance with the Nominee’s usual practice.

The Agent

Administration of the Plan

Computershare Trust Corporation of Canada has been appointed to administer the Plan on behalf of the Corporation and the Participants pursuant to the Plan and an agreement between the Corporation and the Agent. If Computershare Trust Corporation of Canada ceases to act as Agent for any reason, another successor agent will be appointed by the Corporation to act as Agent.

All funds received by the Agent under the Plan (which consist of cash dividends received from the Corporation less any applicable withholding taxes) will be applied to purchase Common Shares for Participants. In no event will interest be paid to a Participant on any funds held for investment under the Plan.

Dealing in Corporation Securities

The Corporation will not exercise any direct or indirect control over the price paid for Market Acquisition Shares purchased under the Plan. The Corporation will determine which Listing Market will be used by the Agent for the purposes of purchasing Market Acquisition Shares. The determination of the Average Market Price and the Average Market Price after any applicable discount in respect of a Treasury Acquisition will be made by the Corporation and the Corporation will advise the Agent.

Adherence to Regulation

The Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Agent a duty to take or refrain from taking any action under the Plan and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Plan.

Resignation of Agent

The Agent may resign as Agent under the Plan in accordance with the agreement between the Corporation and the Agent, in which case the Corporation will appoint another agent as the Agent. No resignation of the resigning Agent shall become effective until the successor Agent has executed an agreement accepting appointment as Agent.

Purchase of Common Shares under the Plan

Aggregation of Dividends

On each Dividend Payment Date, the Corporation will pay all cash dividends payable on Common Shares enrolled in the Plan to the Agent. Those cash dividends, after deduction of any applicable withholding tax, will be aggregated and automatically used by the Agent to purchase Common Shares (including fractional Common Shares, calculated to three (3) decimal places) (the “Plan Shares”) by way of a Treasury Acquisition or a Market Acquisition (as defined below) as determined by the Corporation in its sole discretion, in each case in the manner specified in the Plan, on behalf of Participants.

Fractional Shares

Full reinvestment is possible under the Plan as the Agent will credit to the account of each Participant, on each reinvestment made under the Plan, fractional Common Shares, calculated to three (3) decimal places, for any amount that cannot be reinvested in whole Common Shares. The rounding of any fractional interest is determined by the Agent in its sole discretion. The crediting of fractional Common Shares in favor of non-registered beneficial owners who participate in the Plan through a Nominee will depend on the policies of that Nominee.

In certain events described in the Plan, a Participant or its legal representative will be entitled to receive a cash payment of the value (less any applicable taxes) of any fractional Common Shares remaining in the Participant’s account. Upon such payment being sent to the Participant or its legal representative, the Participant’s fractional Common Shares will be deemed to be cancelled.

Purchase Date

With respect to a Market Acquisition, the Agent will acquire the applicable aggregate number of Market Acquisition Shares, as soon as practicable after a Dividend Payment Date and in any event within three (3) trading days after the Dividend Payment Date unless otherwise directed by the Corporation.

With respect to a Treasury Acquisition (as defined below), the Agent will purchase Treasury Purchase Shares from the Corporation’s treasury during the Dividend Investment Period (as defined below).

Crediting of Accounts

On the date of each Treasury Acquisition or Market Acquisition, the Plan Shares acquired by the Agent on such date will be credited to the accounts of the Participants (or, in the case of CDS or other Nominee, credited by the Agent to CDS or such other Nominee which will each in turn credit the accounts of the applicable Participants). The number of Treasury Acquisition Shares or Market Acquisition Shares or combination thereof comprising the Plan Shares acquired by the Agent on each date of acquisition, credited to each Participant’s account on each such date, shall be the number of Common Shares, including fractions computed to three (3) decimal places, which is equal to the cash dividends (less any applicable withholding taxes) reinvested on behalf of such Participant divided by the purchase price for the Common Shares.

Source of Plan Shares

The Plan Shares acquired by the Agent under the Plan will, at the sole option of the Corporation, either be Common Shares issued from the treasury of the Corporation (which may be issued with or without a discount to the Average Market Price) (a “Treasury Acquisition”) or be Common Shares acquired on the open market through the facilities of a Listing Market (in each instance, a “Market Acquisition”).

Price of Market Acquisition Shares

The Corporation does not control the price of Common Shares acquired under the Plan. The Average Market Price, in the case of a Market Acquisition, will be the average price paid (excluding brokerage commissions, fees and all transaction costs) per Common Share (denominated in the currency in which the Common Shares trade on the applicable stock exchange) purchased by the Agent on behalf of Participants on a Listing Market for all Common Shares purchased in respect of a Dividend Payment Date under the Plan. The determination of which Listing Market to be used for purposes of Market Acquisitions will be made by the Corporation.

Price of Treasury Acquisition Shares

The Average Market Price, in the case of a Treasury Acquisition, at which the Agent will purchase new Common Shares will be the volume weighted average price of the Common Shares traded on a Listing Market on the five (5) trading days preceding the Dividend Payment Date, less any discount to the Average Market Price (as determined by the Corporation in its sole discretion, such discount, if any, not to exceed 5%).

Withdrawal and Disposition of Plan Shares

Withdrawal of Plan Shares

Registered shareholder Participants who require a Direct Registration System (“DRS”) advice or a Common Share certificate but who do not wish to terminate participation in the Plan may obtain a DRS advice or a Common Share certificate for any number of whole Common Shares held in their account by duly completing the withdrawal portion of the statement of account and delivering it to the Agent. Alternatively, Participants may withdraw Common Shares at the Agent’s self-service web portal at www.investorcentre.com. The Agent will confirm such withdrawal in the next statement of account mailed to the Participant following receipt of such request. No DRS advice or certificate will be issued for a fraction of a Common Share. A DRS advice or a Common Share certificate will generally be issued within three (3) weeks of receipt by the Agent of a Participant’s written request. A non-registered beneficial shareholder Participant who holds Common Shares indirectly through a Nominee, should contact its Nominee where it requires a Common Share certificate.

Plan accounts are maintained in the names in which the registered shareholder Participants enrolled in the Plan. DRS or certificates for whole Common Shares withdrawn from the Plan will be registered in exactly the same manner when issued.

Any subsequent dividends paid in respect of the new DRS or certificated Common Shares will be subject to reinvestment under the Plan pursuant to the current election of the Participant, so long as the Participant remains the owner of such Common Shares. The Common Shares remaining in a Participant’s account will continue to have cash dividends reinvested pursuant to the Plan.

Disposition of Plan Shares

Plan Shares may not be sold, pledged, hypothecated, assigned or otherwise disposed of or transferred. Participants who wish to sell, transfer, pledge, hypothecate, assign, or otherwise dispose of all or any portion of their Plan Shares must withdraw such shares from the Plan in the manner specified in the Plan prior to such sale, pledge, hypothecation, assignment, disposal or transfer.

Plan Shares Remaining in Plan

If a Participant withdraws less than all of their Plan Shares, the participation of the Participant in the Plan will continue in respect of the Common Shares remaining in the Plan.

Termination of Enrollment

The following provisions apply in respect of registered shareholder Participants. Beneficial shareholders who are Participants should contact their Nominee to determine the procedures for terminating their participation.

Termination by Participant

Participation in the Plan may be terminated by completing the termination portion of a Participant’s statement of account and delivering it to the Agent, signed by the registered shareholder Participant, at least five (5) business days before the record date for a Dividend Payment Date. Alternatively, Participants may terminate their participation in the Plan at the Agent’s self-service web portal at www.investorcentre.com.

A Participant may request the sale of all or some of the Common Shares held for his or her account pursuant to the Plan by delivering it to the Agent at least five (5) business days before the record date for a Dividend Payment Date. If notice is not received by the Agent at least five (5) business days before such record date, settlement of the registered shareholder Participant account will not commence until after the reinvestment for such Dividend Payment Date has been completed. In this event, the Agent will sell such Common Shares through a broker-dealer designated by the Agent, on consultation with the Corporation, from time to time. The Participant will be charged a commission by the broker-dealer for the sale of the Common Shares, which commission will be deducted from the cash proceeds of the sale to be paid to the Participant. Commissions charged on such sales will be charged at the customary rates charged from time to time by the broker-dealer. The proceeds of such sale, less brokerage commissions, transfer taxes and withholding taxes, if any, will be paid to the terminating Participant by the Agent.

If a request for termination is received less than five (5) business days before a record date for a Dividend Payment Date, or between a record date and a Dividend Payment Date, the request will be processed within three (3) weeks after the applicable Dividend Payment Date. No terminations will be processed between a record date for a Dividend Payment Date and the completion of the period after the Dividend Payment Date in which the Agent purchases Common Shares under the Plan (the “Dividend Investment Period”).

Death of a Participant

Participation in the Plan will be terminated upon receipt by the Agent of satisfactory evidence of the death of the Participant from such Participant’s duly appointed legal representative.

Termination by the Corporation

The Corporation reserves the right to terminate participation in the Plan if the Participant does not satisfy the minimum holding requirement set forth in the Plan.

Administration

Registration of Plan Shares and Issuance of Certificates

Common Shares issued pursuant to the Plan will be registered in the name of the Agent or its successors as agent for the registered shareholder Participants. Upon termination, a Participant (or the estate of a deceased Participant) will receive a certificate for the whole Common Shares held in the Participant’s account. The Agent does not provide cash in lieu of any whole Common Share held for Participants. Requests for the issuance of a DRS advice of Common Share certificate to the estate of a deceased Participant must be accompanied by appropriate documentation as determined by the Corporation.

Participants who require a DRS advice or a Common Share certificate but who do not wish to terminate participation in the Plan, may obtain a DRS advice or a share certificate for any number of whole Common Shares held in their account by duly completing the withdrawal portion of the statement of account and delivering it to the Agent in accordance with the provisions of the Plan as set forth above in “Withdrawal and Disposition of Plan Shares”. Alternatively, Participants may withdraw shares at the Agent’s self-service web portal at www.investorcentre.com. The Agent will confirm such withdrawal in the next statement of account mailed to the Participant following receipt of such request. No DRS advice or share certificate will be issued for a fraction of a Common Share. A DRS advice or a share certificate will generally be issued within three (3) weeks of receipt by the Agent of a Participant’s written request.

A non-registered beneficial shareholder Participant who holds Common Shares indirectly through a Nominee, should contact its Nominee where it requires a Common Share certificate.

Statements of Account

The Agent will maintain an account only for registered shareholder Participants. Where a non-registered beneficial shareholder holds Common Shares indirectly through a Nominee, the Nominee will be responsible for providing a beneficial shareholder Participant with confirmation of the purchase of Common Shares under the Plan.

A statement of account will be mailed by the Agent to each registered shareholder Participant after each Dividend Payment Date. The statement will set out the amount of the cash dividends paid on the registered shareholder Participant’s Common Shares for the relevant period, the number of new Common Shares distributed through the Plan for the period, the dates of these purchases or issuances, the applicable purchase price per Common Share and the updated total number of Common Shares being held for the registered shareholder Participant. These statements are a registered shareholder Participant’s continuing record of the cost of purchases and should be kept for tax purposes as the registered shareholder Participant is solely responsible for retaining such statements. In addition, each registered shareholder Participant will receive the appropriate information annually for reporting dividends for tax purposes.

Liabilities of the Corporation and Agent

Neither the Corporation nor the Agent shall have any duties, responsibilities or liabilities except as are expressly set forth in the Plan, including, without limitation, any claims:

(i) with respect to any failure by a Nominee to enroll or not enroll in the Plan any holder of Common Shares (or, as applicable, any Common Shares held on such holder’s behalf) in accordance with the holder’s instructions or to not otherwise act upon a shareholder’s instructions;

(ii) with respect to the continued enrollment in the Plan of any holder of Common Shares (or, as applicable, any Common Shares held on such holder’s behalf) until receipt of all necessary documentation as provided herein required to terminate participation in the Plan;

(iii) arising out of the failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death, including all necessary documentation;

(iv) with respect to the prices and times at which Common Shares are purchased or sold on the open market for the account of or on behalf of a Participant and with respect to the selection of the Listing Market for the purposes of such purchases or sales;

(v) with respect to any decision to amend, suspend, replace or terminate the Plan in accordance with the terms hereof;

(vi) with respect to any determination made by the Corporation or the Agent regarding a shareholder’s eligibility to participate in the Plan or any component thereof, including the cancellation of a shareholder’s participation for failure to satisfy eligibility requirements; or

(vii) with respect to any taxes or other liabilities payable by a shareholder in connection with its Common Shares or its participation in the Plan.

Right to Deny Participation

The Corporation may deny the right to participate in the Plan to any person or terminate the participation of any Participant in the Plan if the Corporation deems it advisable under any laws or regulations or if, in the opinion of the Corporation, a person is participating in the Plan primarily with a view to arbitrage trading. The Corporation reserves the right to deny participation in the Plan, and to not accept an Enrollment Form from, any person or agent of such person who appears to be, or who the Corporation has reason to believe is, subject to the laws of any jurisdictions which does not permit participation in the Plan in the manner sought by or on behalf of such person. Shareholders should be aware that certain Nominees may not allow participation in the Plan and the Corporation is not responsible for monitoring or advising which Nominees allow participation.

Miscellaneous

Voting of Plan Shares

Whole Common Shares held under the Plan by the Agent for a Participant’s account under the Plan are voted in the same manner as Common Shares held in DRS or certificated form. Participants will be provided with meeting materials in respect of Common Shares held for the Participant’s account in accordance with the requirements of securities laws applicable to the Corporation. Common Shares for which voting instructions are not received will not be voted. No voting rights will attach to any fractional Common Shares held for a Participant’s account under the Plan.

Common Share Dividends, Share Splits and Consolidations

Any Common Share dividend (i.e. a dividend paid by the Corporation in the form of Common Shares) and any Common Shares resulting from a share split will be credited to the Participant’s account based on the whole and fractional Common Shares being held for the Participant in the Plan, in accordance with the provisions of the Plan previously described in “Notice for non-registered beneficial shareholders”.

In the event of a consolidation of the Common Shares, the number of Common Shares credited to a registered shareholder Participant’s account will be adjusted to account for the effect of such consolidation on the Common Shares.

DRS advices or share certificates, as applicable, for Common Shares resulting from a Common Share dividend or share split, or replacement DRS advices or share certificates for Common Shares resulting from a consolidation of Common Shares, as applicable, will be delivered to the Participant in the same manner as to holders of Common Shares who are not participating in the Plan.

Amendment, Suspension or Termination of the Plan

The Corporation reserves the right to amend, suspend or terminate the Plan at any time, in its sole discretion, but such action shall have no retroactive effect that would prejudice the interests of the Participants. All amendments to the Plan will be subject to the prior approval of the Listing Markets, if required. All Participants will be (i) sent written notice or (ii) informed by way of news release or posting to the website of the Corporation of any such amendment, suspension or termination.

In the event of a termination of the Plan by the Corporation, DRS advices or share certificates for whole Common Shares and payments for fractional Common Shares will be made in accordance with the provisions of the Plan previously described in “Withdrawal and Disposition of Plan Shares” and “Termination of Enrollment”.

In the event of suspension of the Plan by the Corporation, no investment will be made by the Agent during the Dividend Investment Period immediately following the effective date of such suspension. Any dividends on the Common Shares subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants (without interest or deduction thereon except applicable withholding taxes, if any).

Assignment

A holder of Common Shares may not assign the holder’s right to participate in the Plan.

Rules

The Corporation may make rules and regulations from time to time to facilitate the administration of the Plan and reserves the right to regulate and interpret the Plan text as the Corporation deems necessary or desirable to ensure the efficient and equitable operation of the Plan.

Governing Law

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Notices and Correspondence

All notices or other documents required to be given to Participants under the Plan, including certificates for Common Shares and checks, shall be mailed to Participants who are registered holders of Common Shares at their addresses as shown in the register of shareholders maintained by the registrar and transfer agent of the Corporation.

Notices or inquiries to the Agent shall be sent, in the manner directed by the Plan or otherwise, as applicable, to:

BY PHONE:	Toll free in North America: 1-800-564-6253

Outside of North America: 1-514-982-7555

BY FAX:	1-888-453-0330

BY EMAIL:	use online inquiry through website: www.investorcentre.com

BY MAIL:	Computershare Trust Company of Canada
100 University Avenue, 8th Floor, North Tower
Toronto, Ontario M5J 2Y1

Effective Date

The Plan will be effective for dividends payable after October 20, 2016.

INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

The following summary of tax consequences is of a general nature only and is not intended to be legal or tax advice to any particular Participant. It is the responsibility of Participants to consult their own tax advisors with respect to the tax consequences of participating in the Plan, including those tax considerations applicable in their country of residence.

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the Income Tax Regulations (the “Regulations”) generally applicable to a Participant (a “Specified Participant”) who acquires Common Shares pursuant to the Plan and who, for purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with and is not affiliated with the Corporation and (ii) holds all Common Shares, and will hold any Common Shares issued pursuant to the Plan, as capital property.

The Common Shares will generally constitute capital property to a Specified Participant unless such Common Shares are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction considered to be an adventure or concern in the nature of trade. Certain Specified Participants who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Specified Participant in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. Such Specified Participants should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is not applicable to a Specified Participant: (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) who has acquired any of his or her Common Shares upon the exercise of an employee stock option; (iv) an interest in which is a “tax shelter investment” as defined under the Tax Act, (v) that has elected to report its “Canadian tax results” in a “functional currency” other than Canadian currency, as each of those terms is defined in the Tax Act; (vii) that has entered or will enter into a “derivative forward agreement” with respect to his or her Common Shares, as defined in the Tax Act; or (viii) that is otherwise of special status or in special circumstances. All such Specified Participants should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Specified Participant that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Specified Participants should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary also assumes that for purposes of the Tax Act and at all relevant times, the Agent is considered to act as agent for all the Participants with respect to all dealings with all of the Common Shares and other assets administered under the Plan. No tax ruling or legal opinion has been sought or obtained with respect to any of the assumptions made for purposes of this summary.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Participant under the Plan. This summary is not exhaustive of all Canadian federal income tax considerations that may be applicable to Participants. Accordingly, Participants should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Specified Participant who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident solely in Canada (a “Canadian Participant”).

Dividends

The reinvestment of dividends under the terms of the Plan will not relieve a Canadian Participant from any liability for income taxes that may otherwise be payable on such amounts. In this regard, a Canadian Participant who participates in the Plan will be treated for purposes of the Tax Act as having received, on each Dividend Payment Date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to the normal tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation. For example, in the case of a Canadian Participant who is an individual (including certain trusts), such dividends will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for any “eligible dividends” properly designated as such by the Corporation. .

In the case of a Canadian Participant that is a corporation, such dividends will be included in computing the corporation’s income and generally will be deductible in computing its taxable income, subject to all restrictions and limitations under the Tax Act (including those pending under the Tax Proposals). In certain circumstances, subsection 55(2) of the Tax Act may treat a dividend received by a Canadian Participant that is a corporation as proceeds of disposition or capital gain, and Canadian Participants that are corporations should consult their own tax advisors in this regard.

A “private corporation” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a special tax (refundable in certain circumstances) of 38 1/3% (subject to special provisions for taxation years that end after 2015 and begin before 2016) under Part IV of the Tax Act on dividends to the extend such dividends are deductible in computing the corporation’s taxable income.

Acquisition of Common Shares at a Discount

The Corporation may, in its sole discretion, permit the issuance of Common Shares under the Plan pursuant to a Treasury Acquisition at a discount of up to (but not exceeding) 5% of the Average Market Price (the “Discounted Average Market Price”). Pursuant to the administrative position of the CRA, the availability of the discount arising on the acquisition of a Common Share by a Canadian Participant at the Discounted Average Market Price should not result in a taxable benefit for purposes of the Act.

Capital Gains and Losses

A Canadian Participant who disposes of or is deemed to have disposed of Common Shares acquired pursuant to the Plan (including on the disposition of a fraction of a Common Share in consideration for cash upon termination of participation in the Plan or upon termination of the Plan) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition of such Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Shares immediately before the disposition or deemed disposition and any reasonable expenses associated with the disposition or deemed disposition. For purposes of determining the amount of any capital gain (or loss) which may result from the disposition of such Common Shares, the adjusted cost base of Common Shares owned by a Canadian Participant will be the average cost of all Common Shares owned and acquired by the Canadian Participant, whether acquired through reinvesting dividends pursuant to the Plan or otherwise acquired outside the Plan.

Generally, one-half of any capital gain (a “taxable capital gain”) so realized by a Canadian Participant in a taxation year will be included in the Canadian Participant’s income for the year and one-half of any capital loss (an “allowable capital loss”) so realized by a Canadian Participant in a taxation year must be deducted against taxable capital gains realized in the year to the extent and in the circumstances specified in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, or where a corporation, partnership or trust is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax on Corporations

A Canadian Participant that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) of 10 2/3% (subject to certain pro-rationing for taxation years that end after 2015 and begin before 2016) on certain investment income, including amounts in respect of net taxable capital gains, interest and dividends or deemed dividends not deductible in computing taxable income.

Minimum Tax on Individuals

Capital gains realized and dividends received or deemed to be received by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Termination of Participation

When a Canadian Participant’s participation in the Plan is terminated by the Canadian Participant or the Corporation or when the Plan is terminated by the Corporation, the Canadian Participant may receive a cash payment in respect of any fractional Common Shares remaining in the Canadian Participant’s account. A deemed dividend may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Tax Act) in respect of such fractional Common Share and a capital gain (or loss) may also be realized in certain circumstances. Any deemed dividend would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dividends” and any capital gain would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Capital Gains and Losses”.

Non-Residents of Canada

This portion of the summary is generally applicable to a Specified Participant who, for the purposes of the Tax Act and at all relevant times, (i) is not and is not deemed to be resident in Canada; and (ii) does not use or hold and is not deemed to use or hold Common Shares in a business carried on in Canada (a “Non-Resident Participant”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Participant that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

The reinvestment of dividends under the terms of the Plan will not relieve a Non-Resident Participant from any liability for income taxes that may otherwise be payable on such amounts. In this regard, a Non-Resident Participant who participates in the Plan will be treated for tax purposes as having received, on each Dividend Payment Date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to the normal tax treatment accorded to taxable dividends received by the Non-Resident Participant from a taxable Canadian corporation.

Any dividends paid or credited to the Agent in respect of a Non-Resident Participant's Common Shares will be subject to a non-resident withholding tax for Canadian income tax purposes. Under the Tax Act, the rate of withholding tax on dividends is 25%. This rate may be subject to reduction under the provisions of any applicable income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, in the case of a beneficial owner of dividends who can substantiate that the owner is a resident of the United States for purposes of the Canada-United States Tax Convention, 1980 (the “Canada-US Treaty”) and is entitled to the benefits of the Canada-US Treaty, the rate of withholding tax on dividends will generally be reduced to 15%. Dividends paid on the Common Shares to a Non-Resident Participant will be reduced by applicable Canadian withholding tax before reinvestment in Common Shares under the Plan.

Non-Resident Participants may be liable for additional tax on dividends paid on Common Shares held in their Plan account in their respective countries of residence, and should consult with their own tax advisors in this regard.

Acquisition of Common Shares at a Discount

As described above under “Residents of Canada”, the Corporation may, in its sole discretion, permit the issuance of Common Shares under the Plan pursuant to a Treasury Acquisition at a Discounted Average Market Price. Pursuant to the administrative position of the CRA, the availability of the discount arising on the acquisition of a Common Share by a NonResident Participant at the Discounted Average Market Price should not result in a taxable benefit for purposes of the Act.

Capital Gains and Losses

A Non-Resident Participant will not be subject to tax under the Tax Act in respect of any capital gain realized by such NonResident Participant on a disposition of Common Shares acquired pursuant to the Plan (including upon the disposition of a fractional Common Share), unless such Common Shares are “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Participant at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, a Common Share owned by a Non-Resident Participant will not be taxable Canadian property of the NonResident Participant at a particular time provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the Listing Market) at that time unless, at any time during the 60 month period preceding such time, the following two conditions have been met concurrently: (i) the Non-Resident Participant, persons with whom the Non-Resident Participant did not deal at arm’s length, partnerships in which the Non-Resident Participant (or persons with whom the Non-Resident Participant did not deal at arm’s length) holds a membership interest directly or indirectly, or the Non-Resident Participant together with all such foregoing persons, owned 25% or more of the shares of any class or series of the Corporation, AND (ii) more than 50% of the fair market value of such Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), or an option in respect of, or interests in, or for civil Law rights in, any such properties, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could also be deemed to be taxable Canadian property of the Non-Resident Participant.

Even if the Common Shares are taxable Canadian property to a Non-Resident Participant at a particular time, such Participant may be exempt from tax on any capital gain realized on the disposition of such shares by virtue of an applicable income tax treaty. In the case of a Non-Resident Participant that is a resident of the United States for purposes of the Canada-US Treaty and that is entitled to benefits in accordance with the provisions of the Canada-US Treaty, any gain realized by the Non-Resident Participant on a disposition of Common Shares acquired pursuant to the Plan that would otherwise be subject to tax under the Tax Act will generally be exempt pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada at the time of disposition.

In circumstances where a Common Share acquired pursuant to the Plan constitutes or is deemed to constitute taxable Canadian property of the Non-Resident Participant, any capital gain that would be realized on the disposition of such Common Share that is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty generally will be subject to the same Canadian tax consequences discussed above for a Canadian-Resident Participant under the headings “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Capital Gains and Losses”.

Non-Resident Participants who hold, or may hold, Common Shares as taxable Canadian property should consult their own tax advisers with respect to all tax consequences and reporting obligations arising as a result of a disposition of such shares.

Termination of Participation

When a Non-Resident Participant’s participation in the Plan is terminated by the Non-Resident Participant or the Corporation or when the Plan is terminated by the Corporation, the Non-Resident Participant may receive a cash payment in respect of any fractional Common Shares remaining in the Non-Resident Participant’s account. A deemed dividend may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Tax Act) in respect of such fractional Common Share and a capital gain (or loss) may also be realized in certain circumstances. Any deemed dividend would be subject to Canadian withholding tax generally as described above under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dividends” and any capital gain would be treated in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations – NonResidents of Canada – Capital Gains and Losses”.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain United States federal income tax considerations for a U.S. Holder (as defined below) of Common Shares that participates in the Plan (as used in this section, a “U.S. Participant”).

As used in this section, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is the beneficial owner of Common Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of participation in the Plan.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the U.S. Internal Revenue Service (the “IRS”), judicial decisions, and the Canada-United States Tax Convention, 1980 (the “Canada-US Treaty”), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could result in U.S. federal income tax consequences to a U.S. Participant that are materially different from those described below. No ruling has been or will be requested from the IRS regarding the matters described below, and consequently, the IRS may not take a similar view of the U.S. federal income tax consequences of participation in the Plan.

This summary does not purport to be a complete description of all U.S. federal income tax considerations that may be relevant to a U.S. Participant in light of such U.S. Participant’s particular circumstances, and only addresses U.S. Participants that hold Common Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address U.S. federal income tax considerations that may be relevant to U.S. Participants subject to special rules, such as, for example:

•	banks or other financial institutions, underwriters, or insurance companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	real estate investment trusts or regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities or investors in such entities;

•	dealers in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who own, directly, indirectly or by attribution, 10% or more, by voting power, of the outstanding equity interests of the Corporation;

•	persons who acquired Common Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation for services; or

•

persons holding Common Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any other aspect of U.S. federal taxation other than those pertaining to the income tax. Furthermore, it does not address any tax consequences arising under any U.S. state, local, or non-U.S. tax laws. U.S. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, participation in the Plan (whether or not any such transactions are undertaken in connection with the Plan), including, without limitation, the acquisition of Common Shares other than pursuant to the Plan.

This summary is for general information only and is not intended to be, nor should it be, construed to be legal or tax advice to any U.S. Participant or prospective U.S. Participant. U.S. Holders should consult with their tax advisors regarding the particular U.S. federal, state and local tax consequences, and the non-U.S. tax consequences, to them relating to participation in the Plan.

Acquisition of Common Shares Pursuant to the Plan

The following discussion is applicable except to the extent that the rules pertaining to a “Passive Foreign Investment Company” (“PFIC”) (discussed below under “Passive Foreign Investment Company Status”) apply and provide otherwise.

The reinvestment of any distribution paid by the Corporation under the terms of the Plan will not relieve a U.S. Participant from any liability for income taxes that may otherwise be payable on such distribution.

If a U.S. Participant acquires Common Shares through a Treasury Acquisition, the U.S. Participant generally will be treated, for U.S. federal income tax purposes, as receiving a distribution in an amount equal to the sum of (i) the fair market value of the Common Shares acquired on the applicable Dividend Payment Date and (ii) the U.S. dollar amount of any Canadian taxes withheld with respect to the distribution. A U.S. Participant’s tax basis for Common Shares so acquired generally will equal the fair market value of such Common Shares on the applicable Dividend Payment Date, and the U.S. Participant’s holding period for the Common Shares will begin on the day after the Dividend Payment Date.

If a U.S. Participant acquires Common Shares through a Market Acquisition, the U.S. Participant generally will be treated, for U.S. federal income tax purposes, as receiving a distribution in an amount equal to the sum of (i) the cash distribution paid by the Corporation (without reduction for any Canadian taxes withheld from such distribution) and (ii) any brokerage commissions or other related charges paid by the Corporation that are allocable to the Agent’s purchase of Common Shares on behalf of the U.S. Participant. A U.S. Participant’s tax basis for Common Shares so acquired generally will equal the amount of such distribution to the U.S. Participant (reduced by any Canadian taxes withheld from such distribution), and the U.S. Participant’s holding period for the Common Shares will begin on the day after the date of acquisition.

U.S. Participants should be aware that because Common Shares purchased with reinvested distributions may be purchased from the Corporation at a discount, and because the Corporation may pay or be deemed to pay a portion of the purchase price, brokerage commissions or other related charges on a U.S. Participant’s behalf, the amount of income taxable for U.S. federal income tax purposes may be greater than the amount that would be taxable upon the receipt of distributions in cash.

A distribution received or deemed received pursuant to the Plan – including any cash distribution (without reduction for any Canadian taxes withheld from such cash distribution) – will be includible in income by a U.S. Participant as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Corporation, as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from a domestic corporation. Any portion of the distribution in excess of the Corporation’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Participant’s adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of the Common Shares). To the extent that such distribution exceeds the U.S. Participant’s adjusted tax basis in its Common Shares, the distribution will be treated as capital gain, which will be long-term capital gain if the U.S. Participant’s holding period in its Common Shares exceeds one (1) year as of the date of the distribution and otherwise will be short-term capital gain. Long-term capital gain received by a non-corporate U.S. Participant (including an individual) is generally subject to U.S. federal income tax at preferential rates. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Participants to determine the extent to which a distribution would be treated as a dividend for U.S. federal income tax purposes. Accordingly, each U.S. Participant should assume that any distribution by the Corporation with respect to the Common Shares will constitute dividend income.

If, as expected, Common Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Common Shares are not so tradable) if the Corporation is eligible for benefits under the Canada-US Treaty, and if certain holding period and other requirements (including a requirement that the Corporation is not a PFIC in the year of the dividend or the preceding year) are met, dividends received by non-corporate U.S. Participants will be “qualified dividend income” to such U.S. Participants. See below under “Passive Foreign Investment Company Status” for a discussion of whether the Corporation is a PFIC. Qualified dividend income received by a non-corporate U.S. Participant (including an individual) from the Corporation is generally subject to U.S. federal income tax at preferential rates.

Withdrawal, Termination and Disposition of Common Shares

A U.S. Participant will not realize any taxable income upon withdrawal from or termination of the Plan for the whole Common Shares credited to the U.S. Participant’s account. A U.S. Participant will generally recognize gain or loss upon the sale or exchange of Common Shares and upon receipt of cash payments for fractional Common Shares credited to the U.S. Participant’s account upon withdrawal from or termination of the Plan. The amount of such gain or loss will be equal to the difference (if any) between (i) the amount realized for the Common Shares or fraction thereof (without reduction for any Canadian taxes withheld from such amount realized) and (ii) the U.S. Participant’s adjusted tax basis in the Common Shares or fraction thereof. Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Participant’s holding period for the Common Shares or fraction thereof is more than one (1) year at the time of the sale or exchange. Long-term capital gain received by a non-corporate U.S. Participant (including an individual) is generally subject to U.S. federal income tax at preferential rates. Deductions for capital losses are subject to substantial limitations.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either at least:

•	75% of its gross income is “passive income”; or

•	50% of the quarterly average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and certain gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. However, rents and gains derived in the active conduct of a trade or business in certain circumstances are considered active income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If the Corporation is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Participants. Based on the current composition of the income and assets of the Corporation and its subsidiaries, current business plans and financial expectations, the Corporation expects that it will not be a PFIC for its current taxable year or for any taxable year in the foreseeable future. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the Corporation will or will not be determined to be a PFIC for the current taxable year or any future taxable year or that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status.

If the Corporation were classified as a PFIC for any year during which a U.S. Participant owns Common Shares (regardless of whether the Corporation continues to be a PFIC), the U.S. Participant would be subject to special adverse rules, including taxation at maximum ordinary income tax rates plus an interest charge on both gain from the sale of Common Shares and on certain distributions paid by the Corporation. Certain elections may be available (including a mark-to-market election) to U.S. Participants that may mitigate some of the adverse consequences resulting from the Corporation’s treatment as a PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their participation in the Plan and their eligibility to make, and the procedure for making, an election.

Foreign Currency Gains and Losses

The amount of any distribution, or proceeds, paid or treated as paid in Canadian dollars to a U.S. Participant in connection with participation in the Plan or the ownership or disposition of Common Shares will be included in the gross income of the U.S. Participant as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date the payment is includible in income for U.S. federal income tax purposes, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars are not converted into U.S. dollars on the date they are included in income, a U.S. Participant will have a basis in the Canadian dollars equal to their U.S. dollar value on such date. Any U.S. Participant that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Foreign Tax Credits

A U.S. Participant that pays (directly or through withholding) Canadian taxes in connection with participation in the Plan or from the disposition of Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against the U.S. Participant’s U.S. federal income tax liability or as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific categories of income, and in applying the limitation, a U.S. Participant’s various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Because of the complexity of these rules, each U.S. Participant should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

U.S. Information Reporting and Backup Withholding

Under some circumstances, a U.S. Participant may be subject to U.S. information reporting and backup withholding on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a U.S. Participant that is a corporation or is otherwise exempt from information reporting and backup withholding, and when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Participant that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Participant that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Participant’s U.S. federal income tax liability if the required information is timely furnished to the IRS.

A U.S. Participant who is an individual and who holds certain specified foreign financial assets (which may include the Common Shares) in excess of certain monetary thresholds, generally is required to report information related to such assets by attaching a complete IRS Form 8938 with such individual’s tax return for each year in which such individual held an interest in the specified foreign financial assets.

Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their tax advisors regarding these and other information reporting requirements relating to their participation in the Plan.

THE SUMMARY ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF PARTICIPATING IN THE PLAN AND OWNING COMMON SHARES UNDER THE U.S. HOLDER'S PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF COMMON SHARES TO BE REGISTERED

The Corporation is authorized to issue an unlimited number of Common Shares. As of August 10, 2016, 310,962,088 Common Shares were issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per full Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation.

There is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares.

The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The following table sets forth the high and low trading prices of the Common Shares on the Toronto Stock Exchange and the New York Stock Exchange during the indicated periods:

	TORONTO STOCK		NEW YORK STOCK
	EXCHANGE		EXCHANGE
	High	Low	High	Low
2011	(CDN$ per share)		(US$ per share)
Full Year	25.00	12.52	–(1)	–(1)
2012
Full Year	23.89	9.74	18.36	17.20
2013
Full Year	20.64	12.44	19.76	11.81
2014
First Quarter	27.16	16.85	24.48	15.73
Second Quarter	28.14	22.20	26.22	20.33
Third Quarter	30.15	22.47	27.55	20.05
Fourth Quarter	24.43	13.19	21.70	11.33
Full Year	30.15	13.19	27.55	11.33

2015
First Quarter	19.45	13.58	16.13	10.65
Second Quarter	18.65	13.69	15.14	11.15
Third Quarter	15.77	9.66	12.48	7.32
Fourth Quarter	12.93	9.84	9.93	7.38
Full Year	19.45	9.66	15.14	7.32
2016
First Quarter	15.07	9.45	11.54	6.48
Second Quarter	19.48	12.71	15.01	9.70
Last six months
February 2016	13.42	9.92	9.71	7.12
March 2016	15.07	11.77	11.54	8.78
April 2016	17.72	12.71	14.13	9.70
May 2016	17.88	14.76	14.29	11.50
June 2016	19.48	15.30	15.01	11.68
July 2016	22.05	18.75	16.84	14.16
August 2016 (through August 10, 2016)	22.13	19.79	16.99	15.10

Note:

(1) The Common Shares commenced trading on the New York Stock Exchange on May 8, 2012.

EXPENSES

The expenses in connection with the issuance and distribution of the Common Shares being offered are as follows:

SEC registration fee	US$ 7,696
Legal fees and expenses*	US$ 89,000
Accounting fees and expenses*	US$ 19,000
TSX and NYSE listing fees	US$ 155,000
Printing and mailing expenses	US$ 10,000
Total	US$ 280,696

* Estimated

All Canadian dollar amounts in the table above have been converted to U.S. dollars based on the noon exchange rate of the Bank of Canada on August 10, 2016 of US$1.00 = CDN$1.306

MATERIAL CHANGES

Acquisition of Lake Shore Gold

On April 1, 2016, subsequent to the date of the Annual Report on Form 40-F, Tahoe and Lake Shore Gold completed a business combination transaction pursuant to a plan of arrangement (the “Arrangement”), as provided for in an arrangement agreement between the parties dated February 8, 2016. Pursuant to the Arrangement, Tahoe acquired all of the issued and outstanding shares of Lake Shore Gold (“Lake Shore Gold Shares”) for consideration consisting of 0.1467 Common Shares for each outstanding Lake Shore Gold Share, such that Lake Shore Gold is now a wholly-owned subsidiary of Tahoe. As a result of its acquisition of Lake Shore Gold, Tahoe indirectly acquired the Bell Creek and Timmins West gold mines located in northeastern Ontario, Canada.

On closing of the Arrangement, Tahoe issued an aggregate of 69,239,629 Common Shares to former Lake Shore Gold shareholders, who now hold approximately 23.32% of the 296,900,457 Common shares issued and outstanding, on an undiluted basis. Additionally, outstanding options to acquire Lake Shore Gold Shares were exchanged for options of Tahoe that entitle the holders to receive, upon exercise thereof, Common Shares based on the Exchange Ratio. The Lake Shore Gold Shares have been de-listed from both the TSX and the NYSE MKT.

On May 16, 2016, Lake Shore Gold completed the redemption (the “Redemption”) of its 6.25% senior unsecured convertible debentures due September 30, 2017 (the “Debentures”). Pursuant to terms of Lake Shore Gold’s convertible debenture indenture, Lake Shore Gold elected to satisfy the redemption price for each Debenture by issuing Common Shares. All outstanding Debentures were either redeemed by Lake Shore Gold or voluntarily converted into Common Shares by holders of the Debentures. An aggregate of 10,611,411 Common Shares were issued pursuant to the exercise of conversion rights available to holders of the Debentures. Those Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Common Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business on the same day.

Timmins West Mine

The following descriptions of Tahoe’s Timmins West Mine are summarized from a technical report prepared for Lake Shore Gold by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, in compliance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016 (the “Timmins West Technical Report”). Natasha Vaz, P.Eng, and Eric Kallio, P.Geo, have reviewed and approved the scientific and technical disclosure contained in this prospectus related to the Timmins West Mine.

All defined terms used but not defined in the summary below shall have the meanings ascribed to them in the Timmins West Technical Report.

Project Description, Location, Access and Infrastructure

The Timmins West Mine consists of mineralized zones from the Timmins Deposit, the Thunder Creek Deposit, and the 144 Gap Deposit for a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 ha), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

A map showing the location and access to the Timmins West Mine is provided below:

The Timmins Deposit portion of the Timmins West Mine consists of a block of 23 contiguous claims (totaling approximately 395 hectares) of which there are eleven (11) individual patented and surface rights claims, six (6) claims that hold a patent surface rights with leased mining rights, and six (6) claims that hold a 21 year Crown mining and surface rights lease. The Thunder Creek Deposit portion of the property consists of 20 staked mineral claims (35 units totaling approximately 629 hectares) of which two (2) claims hold a surface rights patent and three (3) claims hold a 21 year Crown mining and surface rights lease. The 144 Gap Deposit consists of a contiguous block of 33 staked mineral claims (43 units) covering an area of approximately 688 hectares. Surrounding the Timmins West Mine are an additional 289 staked claims, 9 leases, and 28 patents also owned by Lake Shore Gold.

Lake Shore Gold owns a 100% interest in most of the property, subject to underlying royalties. The only exception is the Meunier-144 portion of the property with Lake Shore Gold holding a 50% interest in these ten patent claims. The claims and leases are all in good standing.

The Timmins West Mine is located 1.1 kilometres southeast of the junction of provincial Highways 101and 144. All season road access to the property is provided by provincial Highways 101 and 144, and the site access road. Bush roads, trails suitable for all-terrain vehicles, and foot paths provide access throughout the property and other locations within the claim boundaries. A major power transmission line traverses the northwest portion of the property.

Recent drilling and geophysical work have provided extensive access to the 144 Gap Deposit area of the Highway 144 portion of the property. All areas of drilling in the vicinity are accessible by motor vehicle and all-terrain vehicles. The 144 Gap Deposit area has three main access points located on both the east and west sides of Highway 144. Line cutting for a 2015 geophysical survey has also provided easy walking access to much of the field area.

The Timmins West Mine area and the City of Timmins experience a continental climate with an average mean temperature range of -16.8°C (January) to +17.5° (July) and an annual precipitation of approximately 835 mm. Annually, ice will start to form on lakes in approximately mid-November, and ice breakup will take place in early to mid-May. Work can be carried out on the property twelve months a year.

History

The discovery of gold in Bristol Township on the McAuley-Brydge property (currently the Timmins West Mine) occurred in 1911. During the period from 1911 to 1914 two shallow shafts were sunk; one on the present main mineralized zone, which is reported to be 12 metres deep, and the second east of Vein 2 and Vein 3 Zones at an unspecified “shallower” depth. At the time, only a few claims were staked within the Bristol Township area. Shortly after, fire storms swept large parts of Carscallen, Bristol and Ogden Townships, and the surface plants at various mines were completely destroyed. It was not until the late 1930s that any further significant drilling occurred, first by Orpit Mines Limited, which completed 7,620 metres of diamond drilling between 1938 and 1944, and also by Rusk Porcupine Mines, which excavated several pits and trenches across a 150 metre to 200 metre area of the Thunder Creek portion of the property. Holmer Gold Mines Limited (“Holmer”) acquired the first of its interest in what is now the Timmins West Mine property in 1963.

Lake Shore Gold acquired the Timmins West Mine property by fulfilling the earn-in requirements as set out in option agreements entered into in 2003 with Holmer and West Timmins Mining Inc. (“WTM”), formerly Band-Ore Resources Limited (“Band-Ore”) and Sydney Resources Ltd., respectively, and by completing business combination agreements with those companies. Holmer became a wholly-owned subsidiary of Lake Shore Gold in December 2004, and WTM became a wholly-owned subsidiary of Lake Shore Gold in November 2009.

In January of 2011, commercial production was declared for the Timmins Deposit. In January of 2012, commercial production was declared for the Thunder Creek Deposit. Subsequently, the Timmins and Thunder Creek Deposits were combined into a single operation called the Timmins West Mine. In March of 2012, Lake Shore Gold filed an updated mineral resource estimate for the Timmins Deposit, including a Preliminary Economic Assessment for the Timmins West Mine. In May of 2012, Lake Shore Gold released a Pre-feasibility Study and Mineral Reserves for the Timmins West Mine.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. In 2015, Lake Shore Gold reported significant expansion of the 144 Gap Deposit through continued surface diamond drilling.

Mineral Tenure, Surface Rights and Royalties

In May 2003, Lake Shore Gold and Holmer entered into an option agreement whereby Lake Shore Gold earned a 50% interest in the Holmer property (the present day Timmins Deposit property) by March 24, 2006. This portion of the property consists of 11 Freehold Patents with surface and mining rights; Lease 106634 (formerly Lease 102611), a group of six Leasehold Patents with surface and mining rights; and Lease 107874 (formerly Lease 104075), a group of six Freehold Patents with mining rights as well as six Leasehold Patents of surface rights for the same area. Lake Shore Gold completed the requirements to earn 50% of the Holmer property in September 2004. On December 31st, 2004 Holmer became a wholly-owned subsidiary of Lake Shore Gold pursuant to a business combination agreement between Lake Shore Gold, its wholly owned subsidiary Lake Shore Gold Holdings Corp. and Holmer. A 1.5% NSR royalty is assigned to claim P-4227 payable to Mr. Lorne Labrash. This royalty may be purchased for $1 million. The current resource model for mineralization does not extend to claim P-4227.

Lake Shore Gold optioned a 60% interest in the Thunder Creek property from Band-Ore in November 2003. In September 2006, Band-Ore and Sydney Resources Corporation to become WTM, and the terms of the Lake Shore Gold - Band-Ore option agreement succeeded to WTM. In May 2008, Lake Shore Gold informed WTM that the obligations to earn a 60% interest in the Thunder Creek property had been fulfilled. On November 6, 2009, Lake Shore Gold and WTM completed a business combination agreement resulting in WTM becoming a wholly owned subsidiary of Lake Shore Gold. On January 1, 2012, WTM was amalgamated into Lake Shore Gold, which now holds the 100% interest.

All claims and leases are in good standing as of the Effective Date of the Timmins West Technical Report.

A land survey was completed in late 2015 in order to bring a boundary of 56 mining claims to lease. With survey documents submitted to the Ministry of Northern Development and Mines in early 2016, Lake Shore is waiting for final approval from the Office of the Surveyor General before a formal mining and surface mining rights lease application can be officially submitted.

Royalties

Brief summaries of the royalties are outlined below.

Mineral claims optioned originally from Mr. Jim Croxall were subject to a 2% Net Smelter Return (“NSR”) royalty. These claims were also subject to an advanced annual royalty payment of $5,000 until commercial production begins. Lake Shore Gold purchased 1% of the NSR in November 2010 in exchange for approximately $1,500,000 equivalent in Lake Shore Gold stock. The other 1% NSR was purchased from Jim Croxall by Premier Royalty in 2012. Sandstorm Gold Ltd. has since acquired Premier Royalty Corp as of October 2013. The surface rights for leased claims P495307, P495308, and P495309 (mineral rights only lease number 108773) have been acquired by Lake Shore Gold (surface lease number 108774), with both leases to remain in good standing until June 30, 2032.

The claim with number 1189886 was optioned from Mr. Bruce Durham and has a 3.0% royalty attached.

Eight claims optioned from the late Mr. Matt Kangas and Mr. Jim Croxall (1177807, 1177808, 1177809, 1177811, 1181410, 1181413, 1198803, and 1198804) are subject to a 2% NSR royalty of which 1% may be purchased for $1,000,000. An advanced royalty payment of $5,000 (indexed for inflation) is paid annually to the estate of Mr. Kangas and to Mr. Croxall in equal portions.

Four claims (1189593, 1181995, 1189580, and 1189592) were purchased by Bruce Durham, Robert Duess, Ken Krug, and Henry Hutteri from Ray Meikle and Steve Anderson and then optioned to Band-Ore. A 3% NSR royalty is payable, 1.5% to Durham et al., and 1.5% to Meikle and Anderson. There is not a buy down of this royalty.

Claims 1189552 and 1189553 were optioned from Mr. Bruce Durham and partners (“Durham”) and has a 3.0% royalty attached.

Claims 923646 and 923647 are subject to a 3% NSR, payable to Royal Gold and Torogold.

As of March 1, 2012, Franco–Nevada Corporation (Franco-Nevada) entered into an agreement with Lake Shore Gold through which Franco–Nevada paid Lake Shore Gold US$35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine.

The surface and mining rights for claims P26392, P26393, P26394, P26395, P26396, P26397, P26398, P26399, P26400, P26403, known as the Meunier 144 Property, are currently held by Lake Shore Gold and Adventure Gold Inc. (each with a 50% interest). There is a 2.5% NSR royalty payable to David Meunier, with an option to purchase 1 percent.

Permits

The required permits and approvals for operations at the Timmins West Mine have been acquired and include the following Provincial Permits: Ministry of Northern Development and Mines (MNDM); Ministry of the Environment (MOE); Ministry of Natural Resources (MNR); Ministry of Transportation (MTO); Technical Standards and Safety Authority (TSSA); Ministry of Labour (MOL); Occupational Health and Safety; Explosives; and Notification of Commencement of Construction and Operation. The required permits and approvals for operations at the Timmins West Mine, which have been acquired, also include the following Federal Permits: Department of Fisheries and Oceans Canada (DFO); Natural Resources Canada (NR CAN) – Explosives Regulatory Division (ERD) and Environment Canada (EC).

Environment

Water management and protection of the cold water systems on and adjacent to the Timmins West Mine site were recognized from the onset of the project as primary environmental concerns. Preliminary design for Timmins West Mine includes the concept of managing rock that can be an acid generating risk within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment. Timmins West Mine is regulated under both provincial and federal legislation.

The waste rock containment pad is designed to receive and contain rock from the underground workings that are identified as potentially acid generating. All runoff from the site waste rock piles is contained within the footprint of the operation and treated through the treatment process prior to discharge to the natural environment. Mine water from the underground workings will also be directed to ponds and treated through the effluent treatment plant (ETP) prior to discharge. The treatment process will ensure that all Environmental Compliance Approval (ECA) criteria are met prior to discharging into the natural environment.

To protect Thunder Creek, and maintain flows within the system, un-impacted storm water is diverted away from Thunder Creek. Storm water is captured and treated prior to discharge to the natural environment.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The closure plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.

A closure plan for the bulk sampling was filed with the Ministry of Northern Development and Mines in October 2009 and the commercial production closure plan was filed in 2010. In January 2011, Lake Shore Gold announced the Timmins Mine to be in commercial production. The closure plan has been amended as required; most recently, the 3rd mine production closure plan amendment was submitted to ensure site compliance with Ontario Regulation 240/00. At closure, the site will be rehabilitated in accordance with closure plans filed with the Ministry of Northern Development and Mines.

An Impact and Benefits Agreement (IBA) has been negotiated and signed (February 17, 2011). The IBA outlines how Lake Shore Gold and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Environmental monitoring will be conducted in accordance with regulatory and due diligence requirements. The monitoring program will be compiled in a Management System.

Geology and Mineralization

Supracrustal rocks in the Timmins region are assigned as members of nine tectonic assemblages within the Western Abitibi Subprovince, of the Superior Province. The seven volcanic and two sedimentary assemblages are of Archean age. Intrusions were emplaced during Archean and Proterozoic times.

The Timmins West Complex is dominated by mafic volcanic and sedimentary rocks which are interpreted to be from the Tisdale, Deloro and Porcupine Groups and occurring within a broad basin like feature which opens to the east. Rocks within the basin generally strike in an easterly direction and dip moderately to teeply northwards. Crosscutting the earlier rock units are a series of ultramafic to felsic intrusions. Key structural features of the property include the Destor Porcupine Fault Zone (DPFZ) which passes through the south portion of the interpreted basin and as well as the 144 and Gold River Trends which occur on the north and south limbs. These two trends represent intense zones of alteration and deformation and are the host to all of the main gold occurrences identified on the property to date including the Timmins Deposit, Thunder Creek Deposit and 144 Gap Deposit.

The Timmins Deposit, Thunder Creek Deposit, and 144 Gap Deposit all occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit area. Clearly favourable as a host to gold mineralization, this trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly southeasterly facing metasedimentary rocks of the unconformably overlying Porcupine Assemblage (to the southeast). The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.

Gold mineralization occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies. Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures (i.e., Holmer and Rusk Shear Zones). Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization. Textural evidence suggests that veining formed progressively through D3 and D4 deformation. All phases of gold-bearing veins cut and post-date the Alkalic Intrusive Complex (AIC) and syenitic to monzonitic intrusions, although mineralization is often spatially associated with ore preferentially developed within these intrusive suites.

Exploration

Prior to 2003, all exploration on the Timmins West Mine area was carried-out by previous operators. Since then, exploration on the Timmins, Thunder Creek, and Highway-144 Gap Deposits by Lake Shore Gold has consisted primarily of diamond drilling. Other exploration activities from 2003 to present include basic geological and structural mapping, prospecting, outcrop stripping, lithogeochemical sampling, and MMI soil geochemical surveys.

Geophysical surveys including airborne magnetics as well as surface and downhole IP were also completed, along with various research projects. Some of the work has been contracted out to consultants, while other work has been done in tandem with universities in the form of sponsored academic studies. These campaigns have helped solidify the current level of geological understanding and have provided the necessary framework in order to generate useful drill targets for advanced exploration of the Timmins West Mine area.

Sample Preparation, Analysis and Security

The sampling preparation, analysis, and security for the period of 1998 to 2009 are described in the following Technical Reports: the Updated NI 43-101 on the Timmins Mine Property, Ontario, Canada by Darling et al (2009); Amended Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships, Porcupine Mining Division, Ontario, Canada by Powers (2009); and the Technical Report on the Initial Mineral Resource Estimate for the Thunder Creek Property, Bristol Township, West of Timmins, Ontario, Canada by Crick et al (2011).. A Preliminary Economic Assessment Report and Updated Mineral Resource Estimate for the Timmins West Mine was released in March 2009 and provided updated protocols up to October 28, 2011 for Thunder Creek, and up to January 31, 2012 for the Timmins Mine property (Crick et al., 2012). An updated mineral reserve estimate for Timmins West Mine was released in March 2014 and provided updated protocols up to February 21st, 2014. All of these reports are filed on SEDAR.

Surface Diamond Drill Programs

For the surface drill programs, the diamond drill contractors secure the drill core boxes at the drill site and deliver them to the core logging facilities located at Lake Shore Gold’s exploration office in Timmins, Ontario. Under the direct supervision of authorized senior geology personnel, Lake Shore personnel open the boxes, check the metre markers for accuracy, and label the boxes with metals tags noting hole number, box number, and footage. A geologist prepares a summary log and the core is racked until it can be processed further.

The core is then logged by a geologist, by entering data directly into custom Drill Logger software developed by Geovia GEMS. The logs are detailed, and describe geology, structure, alteration, and mineralization. Intervals to be sampled are indicated by the geologist, sample tags are inserted, rock quality designation measurements (RQD) and photographs are taken, and the log is printed, reviewed, and edited if required. The core is then given to a trained and supervised technician for sampling. Once the sampling is completed, all drill core is stored in racks or square piled in a secure compound at the core logging facilities or at the Timmins West Mine compound.

The secure chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return of sample pulps in a locked storage facility on site. Unscheduled visits to the diamond drill sites are made to ensure safety, good working practices, and drill core security. The core from surface drill programs is transported from the field to the core logging facility by the drill foreman. Core reception, logging, and sample preparation procedures are followed as previously described in above. The samples are enclosed within sealed shipping bags, are transferred into larger shipping bins, and are directly delivered to the selected analytical labs by Lake Shore Gold employees. The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore Gold’s office for reference and filing. The return assay results are currently processed by database manager Morgan Verge, GIT, and are reviewed by Ryan Wilson, P. Geo., and Kara Byrnes, P. Geo. Data is made available for viewing by authorized members of the Lake Shore Gold geological and management staff.

Intervals to be sampled are determined by the geologist, and are based on lithology, alteration, percent sulphides, the presence of visible gold, and geological contacts. The sample intervals are marked on the core, and recorded in the drill log. The core is split by trained Lake Shore Gold technicians using a diamond saw. One half of the core is placed in a plastic sample bag and the remaining half is returned to the core box. Lake Shore Gold uses sequentially numbered triplicate sample tags. One portion of the tag goes in the sample bag along with the split half of the sample, one portion of the tag is stapled into the core box at the end of the sample interval, and the third stays in the sample book for archiving. Once the sampling is completed, the core boxes are either placed in racks or cross-piled for future reference within the gated area of the core shack. Over the years, most of the core was dumped except for selective exploration holes drilled outside of known resource areas.

Since 2007, all samples from surface exploration programs have been delivered by Lake Shore Gold personnel directly to the ALS Chemex Prep Lab in Timmins. The pulps were created in Timmins and then shipped to the ALS Chemex Assay Laboratory in Vancouver, B.C., or Rouyn-Noranda, PQ.

Lake Shore Gold employees are not involved in the sample preparation or analysis of samples once they have been delivered to the assay preparation laboratory in Timmins. Samples submitted to ALS Canada Ltd. (ALS) are assigned a separate client project number, corresponding to Timmins Mine, HWY-144 or Thunder Creek properties. The laboratory is instructed to maintain the sample stream, the processing, and analysis by keeping the samples in sequential order as they are shipped to the lab. As part of ALS Canada Limited’s internal QA/QC program, a duplicate reject sample was prepared every 50 samples.

The number of internal blanks, standards and duplicate control samples inserted into the sample stream depends upon rack size. Blank samples are inserted at a random frequency of one every 1 to 40 samples and are used to check for possible contamination in the crushing circuit and are not placed after a standard sample .Standard samples are inserted into the sample stream at a frequency of one every 1 to 40 samples and are used to check the precision of the analytical process.

Underground Diamond Drill Program

The Timmins West Mine secure chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return of sample pulps in a locked storage facility on site. All underground core is transported from the mine site by the drill contractor (under direct supervision by Lake Shore Gold personnel). Core reception, logging, and sample preparation procedures are followed as previously described above under “Surface Diamond Drill Programs”. The samples are enclosed within sealed shipping bags, are transferred into larger shipping bins, and are delivered directly to the selected analytical labs by Lake Shore Gold employees. The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore Gold’s office for reference and filing. The return assay results are currently processed by database manager Morgan Verge, GIT, and are reviewed by Kara Byrnes, P. Geo., and Ryan Wilson, P. Geo. Data is made available for viewing by authorized members of the Lake Shore Gold geological and management staff.

In the spring of 2013, Lake Shore Gold started to progressively process all core from the Timmins West Mine at its central office and core logging facility located at 1515 Government Road South, Timmins. This was done due to a lack of space at the mine site, and in an effort to ensure standardized core logging and sampling protocols, and to provide closer supervision by Kara Byrnes, P. Geo., and Ryan Wilson, P. Geo. All drill core is transported from the mine site by the drill contractor (under direct supervision by Lake Shore Gold employees).

Core handling, logging and sampling protocols are similar to those described above. Since May 09, 2013, if a considerable splash or numerous pinheads of visible gold are noted within a sample it must be noted in the log using the “VG” check box, the sample must be flagged using orange tape, the letters “VG” must be clearly written using a red marker on the sample tag which will accompany the sample to the lab, and the sampler will note the sample number on a “VG Sample Tracker” sheet, which will then be reported on the corresponding Sample Submittal Form as a “Special Instruction” requesting a silica wash (WSH-22). The WSH-22 code for samples processed at ALS implies special instructions running silica sand once in the crusher and twice in the pulverizer after the sample was processed, in order to avoid and/or minimize cross-contamination of subsequent samples.

The samples are placed in plastic bins, and are delivered directly to various locals labs by Lake Shore Gold employees. For the period from 2008 to March 18, 2013, the introduction of blank samples, certified gold standards, and blind coarse duplicates in the sample stream were generally done at a random frequency of one per every group of 20 samples. As of March 18, 2013, this protocol was changed to “one blank, one coarse duplicate, and one gold standard for every group of 40 samples”.

Underground Face Chip Channel and Muck Samples

Channel samples are taken across the excavation face honoring changes in rock type, alteration, vein style, vein intensity, and amounts and types of sulphides. The chip sample is designed to cross-cut a sub-vertical vein, sulphide mineralized envelope, or mineralized structures situated in the central portion of the 5 meter by 5 meter development heading at approximately 1.3 to 1.5 metres above the floor. Samples are taken from left to right of the left wall-face bracket, across the face, and ending with the right face-wall bracket. The maximum length of the wall rock (waste bracket) is 0.5 meters; another waste sample taken after the initial waste sample may have a length of up to 1.0 meters. Samples of mineralization have a maximum length of 0.5 meters. Each channel sample extends 50 cm above and 50 cm below the designated sample height resulting in a 100 cm wide panel. The resultant sample should weigh approximately 2 kilograms. Descriptions of the samples are recorded and a photo is taken of the face illustrating the geology, mineralization, and sample panels.

Underground development miners and LHD operators are charged with taking muck samples at the request of Lake Shore Gold’s geology department staff. Samples may be taken from either ore or waste development headings. The mine operations department begins taking these samples once advance in the heading approaches the mineralized ore zones and the round has been given a number designation by the geology staff. The muck samples taken during a shift along with the appropriately filled out sample description tags are brought up from underground and deposited in designated locations. The sample number, date, shift, workplace, employee and comments are recorded, and the information given to the geology department. This represents approximately 1 sample per 42 tonnes of mucked material in lateral development rounds.

Samples are submitted for assay as described in the diamond drill core protocols above.

All underground mucks and chips samples are transported from the mine site within sealed shipping bags or larger shipping bins, and are delivered directly to Lake Shore Gold’s Bell Creek Analytical lab. The samples are transported by Lake Shore Gold personnel and by courier. The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore Gold’s office for reference and filing. Chips, muck and test holes are identified by sample tags. The sample tags are entered by a trained geological technician into a “Sample Number Tracker” spreadsheet, and assays are imported in the Tracker as they are received from Lake Shore Gold’s Bell Creek Lab. The Tracker then sends out data queries which populate the face/wall or stope sheets with their corresponding assay results. The results are manually entered into a “Production Tracker”, which is used to generate various production and development grade reports.

Data Management for Surface and Underground Diamond Drill Programs

Copies of assay certificates are either downloaded from each lab’s external LIMS system and/or sent via mail and electronic mail to the Lake Shore Gold database manager, and to the project’s senior geologist. The digital assay data (in the form of “.csv” files) are checked manually against the final paper assay certificates for clerical errors, and the results evaluated by a Lab Logger Version 2.0 program created by Gemcom for all labs, or by an EXCEL query file if required. The use of the software program ensures that the results from the QA/QC samples fall within the approved limits of the standard before this data is imported into the database.

An ACCESS application developed by Gemcom Software International Inc. called Lab Logger (v2.0) for ALS Lab is used to store sample assay results, internal QC information, certificate dates, standards, and duplicate samples, each of which stored in separate QC database tables. The QC samples in each group are subjected to specific pass or failure criteria, which determined whether a re-assay of the batch is required. All failed groups of samples are investigated to attempt to determine the cause of the erroneous result (analytical or clerical). Potential clerical errors are sometimes reconciled by checking against original drill log records, sample books or original laboratory data sheets. After the batch pass/failure criteria is applied, a geological override may be applied by the project senior geologist on batches for which re-assay would be of no benefit (i.e. completely barren of gold assay values and mineralization indicators). Sample groups given a geological override are not re-assayed.

Sample groups in which the QC samples fall outside the established control limits that did not receive a geological override are not imported into the database. Instead, these samples are requested to be rerun at the analytical lab. In the case where a standard has failed, a re-run on the pulp is requested back to: a) the last control sample that passed (blank or standard); b) the first sample for the project in the sequence of samples being analyzed, or; c) four samples above and below the failed standard, if the assay results for those samples are deemed significant. In this case, a new standard is sent to the lab to be analyzed with the samples in question. In the case of a blank failure, if the surrounding assay results are considered significant, all samples back to: a) the last blank or standard that passed; b) the first sample for the project in the sequence of samples being analyzed, or; c) four samples above and below the failed blank are re-analyzed on the reject material, as this indicates contamination in the sample preparation stage.

Check Assay Program

For significant drilling periods, or for drill campaigns leading to resource or reserve calculations, a check assay program is implemented either during or following completion of drilling. For the purpose of this report, approximately 5% of the pulps from previously analyzed samples (excluding pulps from standards) were selected and sent for re-assay to various neutral labs. In order to make a selection, groups of samples that passed QC were picked randomly from various drill programs. The pulps were selected randomly by hole, ensuring that a wide range of original assay values from trace to high grade were represented.

The samples selected for check analysis were sent to SGS Mineral Services. The pulps were initially analyzed using the fire assay with an AA finish method, and for results greater than 10 grams per tonne, a re-assay was conducted by fire assay using a gravimetric finish.

Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This section uses the terms “Indicated Mineral Resource” and “Inferred Mineral Resource". The Corporation advises investors that while these terms are recognized and are required by Canadian regulations (under NI 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Timmins West Mine Mineral Resource totals 5.77 Mt at 4.87 gpt Au, amounting to 902,600 ounces of gold in the Indicated Mineral Resource category and 2.67 Mt at 5.00 gpt Au amounting to 429,300 ounces of gold in the Inferred Mineral Resource category. Subdivision of the Mineral Resource between the Timmins, Thunder Creek, and 144 Gap Deposit is tabulated below. The estimate for the Timmins West Mine is based on historical diamond drilling dating back to March 1984 and drilling completed by Lake Shore between July 2003 and the date of databases being closed for the current estimate. The database closure date was November 20, 2015 for the Timmins Deposit, November 23, 2015 for the Thunder Creek Deposit and in very early 2016 for the 144 Gap Deposit. A total of 1,613 drill holes intersected mineralization and were used to estimate Mineral Resources for the Timmins Deposit with 1,068 drill holes used in the Thunder Creek Estimate and 167 used in the 144 Gap Deposit estimate.

TIMMINS WEST MINE MINERAL RESOURCE ESTIMATE ABOVE COG
In-Situ Resource Above Cut-Off Grade (COG)
	Tonnes	Grade	Ounces
Timmins Deposit @ 1.5 g/t COG*
Indicated	1,816,000	5.08	296,000
Inferred	606,000	4.75	92,600
Thunder Creek @ 1.5 g/t COG**
Indicated	2,225,000	4.27	305,700
Inferred	151,000	3.62	17,500
144 Gap Deposit @ 2.6 g/t COG
Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200
Total Timmins West Mine
Indicated	5,775,000	4.87	903,400
Inferred	2,671,000	5.00	429,300

* Includes Timmins Deposit Broken Ore + Stockpile
** Includes Thunder Creek Deposit Broken Ore + Stockpile

Mineral Resources were estimated using a total of 291 holes (176,332 meters) with 146 holes ( 141,680 meters) being from surface drilling and 145 holes ( 34,652 meters) being from underground platforms established from the new exploration drift near the 820 Level. The diamond drill hole data base has been subjected to verification and is considered to be robust and of adequate quality for the estimation of Mineral Resources.

The mineralized zones defined and used for estimation of Mineral Resources are focused on material grading 2.6 gpt with lower grade material included for internal continuity. A base case using a cut–off grade of 1.5 gpt Au is reported for the Timmins and Thunder Creek Deposit in order to maintain continuity within each zone. For the 144 Gap Deposit a cut-off grade of 2.6 g/t is used. Sensitivities to cut–off were run at 1.0 gpt increments of gold grade from 1.00 gpt to 5.00 gpt. Continuity at levels at and below a 2.6 gpt cut off grade is reasonable but sharply reduced at higher levels which imply the stated Mineral Resources at these higher levels may be difficult to achieve without a very selective mining approach or incorporating a significant amount of internal dilution.

Several steps were taken in order to review and validate the current block model and reported results which included: comparison of solid and block model volumes, comparison of the block model against diamond drill results, checking with nearest neighbor methods and comparisons with recent production data with no significant issues identified. A review was also carried out by SGS Canada to verify certain aspects of the Mineral Resource estimate for the Timmins West, Thunder Creek, and 144 Gap Deposits including database integrity, parameters used in defining zones, grade capping, search ellipse dimension and orientations, and degree of smoothing. Based on the review of the Mineral Resource estimate, SGS concludes that “No significant anomalies were identified during this review and we have no reason to expect any bias or error in the overall estimate for this deposit.”

A long–term gold price of US$1,100 per ounce and an exchange rate of US$0.90/ $CDN is assumed.

Mineral Reserves

Cautionary Note to Investors Concerning Estimates of Probable Reserves

This section uses the term “Probable Mineral Reserves”. The Corporation advises investors that while this term is recognized and are required by Canadian regulations (under NI 43-101 Standards of Disclosure for Mineral Projects), it differs from the United States Securities and Exchange Commission’s definition of “reserve” in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as “reserve” unless, among other things, the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, the mineral reserve estimate disclosed in this section may not qualify as a “reserve” under SEC standards.

The estimated Probable Mineral Reserves (diluted and recovered) at December 31, 2015, at the point of delivery to the mill are summarized below.

TIMMINS WEST MINE ESTIMATED PROBABLE MINERAL RESERVES
Deposit	Tonnes	Grade (g/t)	Ounces
Timmins Deposit	1,397,000	4.4	195,500
Thunder Creek Deposit	1,498,000	4.1	196,300
Timmins West Mine Total Reserves Mined to Surface	2,895,000	4.2	391,800

Mineral Reserves incorporate a minimum cut-off grade of 2.3 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $67.00 per tonne, surface haulage costs of $7.20 per tonne, milling costs of $22.62 per tonne, mining recovery of 95%, external dilution of 18.0% for TD and 12.4% for TC, and a metallurgical recovery rate of 97%.

To estimate the Mineral Reserves, the following steps (summarized at a high level) were used by mine planning personnel. The Indicated Mineral Resources were isolated (from Inferred Mineral Resource material) from the Mineral Resource models and assessments were made of the geometry and continuity of each of the mineralized zones. Geomechanical evaluations were taken into account in the assessment and assignment of appropriate mining methods and stope sizes. Individual stope designs (wireframes) were then created in three dimensions. These stope wireframes were queried against the block models to determine the in-situ Mineral Resource. This allowed for fair inclusion of internal dilution from both low grade and barren material. Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated. Finally, a recovery factor was assigned to the overall Mineral Reserves to allow for in-stope and mining process losses.

Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

Mining Operations

The Timmins West Mine is accessed by a production shaft and portal/ramp from surface. Both facilities are located near the Timmins Deposit. Mining at the Timmins Deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres (while the production shaft was being constructed). Mining started within the Vein Zones, Footwall (FW) Zone, and the Main Zone (MZ). In the upper levels, mining results were largely as anticipated, with narrow quartz-tourmaline veins that returned low grade and tonnage over short strike lengths as a result of poor continuity of the mineralized zones at shallow elevations.

In 2010, mining continued in the MZ and Vein Zones from the ramp between the 140 metre and 270 metre Levels. Mining in the upper part of the Timmins Deposit has been idle since the second half of 2011; however, the MZ remains largely untested below the 260 metre Level where some of the best drill intersections were returned from the west side of the ramp. Following positive results from recent infill and stope definition drilling completed in the FW2A Zone, which comprises some of the largest remaining reserve blocks at the Timmins Deposit, mining in the intermediate to upper portions of the deposit (accessed via the up-ramp driven from the production shaft) is set to resume between the 480 metre and 390 metre Levels in early to mid-2016. The first stope in the UM1 Zone from the 650 metre Level (accessed via the production shaft) was mined in the fourth quarter of 2010 and was highly successful. Mining a number of the smaller, structural hanging-wall lenses comprising the UM complex (including the UM2 and UM1a) has also proven successful despite smaller block sizes, moderately lower grades, and complex geometries. From 2009 through 2015, 2.09 million tonnes at an average grade of 4.4 grams per tonne Au (295,707 ounces) have been mined from the Timmins Deposit.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins Deposit 200 metre Level (accessing Thunder Creek Rusk Zone at the 300 metre Level) and 650 metre Level (accessing Thunder Creek Porphyry Zone at the 730 metre Level). The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010. Access within the Thunder Creek Deposit was greatly improved with the successful “breakthrough” (connection) of the down-ramp driven from the 300 metre Level and the up-ramp driven from the 730 metre Level achieved in 2015. From 2010 through 2015, 2.01 million tonnes at an average grade of 4.3 grams per tonne Au (278,957 ounces) have been mined from the Thunder Creek Deposit.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. The Technical Report includes an Initial Mineral Resource estimate for the Gap, derived from both surface and underground delineation drilling. Not currently in production, the Gap deposit is accessible via a 1,317 metre ramp and hanging-wall exploration drift (820 metre Level) driven to the southwest from the 765 metre Level at Thunder Creek.

The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements. The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation. Through five years of operating experience, the Timmins West Mine has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

The mine design used for the updated Mineral Reserve estimate is based on operating experience gained since commercial production commenced in 2011. The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements. The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation.

Through five years of operating experience, the Timmins West Mine has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

Production will be approximately 2,680 tonnes per day during 2016 and 2017 and reduce to approximately 2,175 tonnes per day in 2018, before ramping down and ending in Q2 2019. The production profile is summarized below.

ESTIMATED LOM PRODUCTION PROFILE
Item	2015 Year-End Inventory	2016	2017	2018	2019 (Q2)	Total
Tonnes	13,282	934,895	1,022,249	793,973	129,880	2,894,279
Average TPD		2,561	2,801	2,175	1,082
Average Grade	4.5	4.5	4.2	4.0	3.9	Ave 4.2
Ounces – Upper Range		147,600	150,500	113,100	17,700
Ounces – LOM Plan Avg	1,902	134,181	136,831	102,813	16,104	391,831
Ounces – Lower Range		120,800	123,200	92,500	14,500

Annual ounce production is presented as a range (Upper and Lower). The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work was completed prior to processing any material from the Timmins West Mine. The test work results indicated that the ore will be very amenable to the Bell Creek Mill conventional gold milling processes.

Specifically, the ore was free milling and the gold responded well to cyanide leaching and CIP recovery. In general, there was found to be good correlation between the results expected based on test work and the actual operating results. In some cases, the actual results exceeded expectations.

The Bell Creek Mill Phase 1 expansion was completed in October 2010. Planning for Phase 2 of the mill expansion (increasing throughput capacity to over 3,000 tonnes per day) was started in the first quarter of 2011. Part 1 of the expansion was completed by the end of of 2012 and increased the plant to a throughput of 2,500 tpd. The Phase 2 expansion was completed during the third quarter of 2013. Prior to launching the Phase 2 expansion project, more comprehensive test work was completed.

Test work was undertaken in 2013 by SGS Minerals to determine the effect of grind on recovery. It showed a slightly increasing recovery with finer grinds, as well as lower than expected gravity gold recoveries. Gravity gold recoveries were 25.7% for Thunder Creek ore, 18.3% for Timmins Deposit, and 38.7% for Bell Creek ore. This shows how variable the ore is within these ore bodies. In-house test work continues on a regular basis to confirm and increase the metallurgical performance of the plant, including stripping circuit and leaching circuits.

Overall, the combination of Lake Shore Gold’s operating history and the extensive amount of test work conducted provides confidence that the process design and equipment selection will result in achieving the targeted recovery and throughput levels.

All ore mined from the Timmins West Mine has been, and will continue to be processed at Lake Shore Gold’s Bell Creek Mill. The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario. The Timmins West Mine ore is loaded into surface haul trucks at the Timmins West Mine and hauled to the mill (approximately 56 kilometres one-way).

The Bell Creek Mill is a conventional gold processing plant which consists of a one stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with CIL and CIP recovery. The Bell Creek Mill throughput is approximately 3,000 tonnes per day and recovery is approximately 97% for the Timmins West Mine ore.

The actual processing results of Timmins West Mine material during 2015 are shown below.

TIMMINS WEST MINE MATERIAL PROCESSED IN 2015
Ore Type	Tonnes Processed	Grade (grams Au/tonne)	Recovery
Timmins West Mine	1,011,000	97%	1,022,249

Gold recovery from all Timmins West Mine material has met expectations established by test work completed prior to plant start-up. All material yields a consistent high recovery and consistent grade. The average grind size to achieve these recoveries is a P80 of 75 micron. All reagent consumptions remained at expected levels for the different materials processed. Gravity recovery averaged 25% to 35% through this operational period.

Tailings Facility

All ore to date from the Timmins West Mine has been milled at Lake Shore Gold’s existing Bell Creek Mill. All future production from the Timmins West Mine will also be processed at the Bell Creek Mill.

The Bell Creek tailings facility (BCTF) is part of the Bell Creek Complex. The facility first received ore from the Bell Creek Mine in 1986 at an initial rate of 300 tonnes per day (tpd) and later increased to 1,500 tpd by 2002. Production from the Bell Creek Mine ceased in 2002 and the tailings facility was placed in a state of inactivity (care and maintenance) from 2002 to 2008. The Bell Creek Mill resumed operation in the last quarter of 2008 and the tailings facility was reactivated. In 2015 the Bell Creek Mill processed ore from both the Bell Creek Mine and Timmins West Mine at a nominal rate of over 3,581 tpd.

The BCTF is located west of the Bell Creek Mill, covers an area of approximately 147 ha, and includes: three tailings cells, two clear water ponds, an ffluent treatment plant and sludge settling pond, and north and south diversion ditches Tailings are pumped in a conventional slurry stream (40% to 45% solids) from the mill to the tailings facility for deposition.

The Bell Creek Mill is permitted to 5,500 tpd. The Phase 4 Mini cell was constructed in 2014 and subsequently raised in 2015. Another tailings expansion is planned for 2016 (Phase 4 North), north of the existing Phase 4 Mini cell. A depositional plan has been completed to allow for deposition within the existing BCTF footprint for the next 5 years prior to additional expansion. In 2015 excavation of Phase 3 commenced to provide approximately 130,000 tonnes of tailings to Timmins West Mine as paste backfill in the underground workings.

Closure and Reclamation

Mine closure is the orderly safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project. The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Should Lake Shore identify and require an area to store rock which poses a metal leaching risk, this will be conducted on the waste-rock containment pad during the life of the mine. Runoff from this low permeability pad will be directed to the containment pond, preventing a release of water with potentially high concentrations of metals. Water from the containment pond will be recycled for use as process water with the excess being treated and released to the environment in accordance with regulatory requirements. However, with the extensive sampling program initiated by the Timmins West Mine facility, the analytical data collected does not identify any potential acid generating or metal leaching issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•	Removal of surface buildings and associated infrastructure.
•	Dewatering the ponds by pumping treated effluent through the approved discharge location.
•	Breaching of existing ponds to all natural flows and remediated site drainage to their background watersheds.
•	Allowing the underground workings to naturally submerge with local groundwater.
•	Securing of mine openings in accordance with regulatory requirements.
•	Contouring of waste rock.
•	Contouring, covering, and re-vegetating disturbed areas using available overburden.

Infrastructure will be removed from the site and any other disturbed areas associated with the project will be re-vegetated, mainly through natural regeneration using seed banks in the overburden stored on site.

Operating Costs

The estimated capital and operating costs have been based on operating experience at the Timmins West Mine and the Bell Creek Mill. The costs for 2016 have been developed through the Timmins West Mine 2016 annual budget exercise and the costs from 2017 through 2019 comprise the remaining LOM plan. The estimated LOM capital and operating costs are summarized below.

ESTIMATED LOM CAPITAL AND OPERATING COSTS
Cost Item	Total Costs (millions)
Capital Cost	$82.6
Operating Cost	$296.0 ($102.2 per tonne)

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2011 through 2015. These factors are considered low risk to the Mineral Reserve estimate. In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of the Timmins West Mine and to the Mineral Reserves estimate.

Conclusions and Recommendations

The authors of the Timmins West Technical Report made the following recommendations for Mineral Resource estimation and Mineral Resource development:

•	Continue to evaluate alternate estimation methods such as ordinary or indicator kriging to assess whether they provide any improvements for grade estimation can on a local scale.
•	Evaluate the use of spherical search ellipsoids for certain zones at the 144 Gap Deposit in order to reduce artifacts in grade estimation caused by a drill hole orientations.
•	Complete some additional studies to evaluate capping levels for various zones at the 144 project.

•

Collect some additional specific gravity data for mineralized zones. Work to date suggests that all three of the deposits at the Timmins West Mine have a variety of rock types and that the SG within the rock types can vary considerably so more data would be beneficial for Mineral Resource estimates.

•

Implement definition drilling of Indicated Mineral Resources to refine shapes and grade estimates as necessary for detailed mine planning. Review this program on an annual basis. Proposed drilling for each deposit in 2016 is provided below:

Proposed Definition Drilling for 2016

The authors of the Timmins West Technical Report made recommendations for proposed definition drilling (a) at the Timmins Deposit for a total of 44,250 m of drilling at an average cost of $84.89/m, for a total budget of $3,756,000; (b) at the Thunder Creek Deposit for a total of 38,210 m of drilling at an average cost of $84.89/m, for a total budget of $3,244,000; and (c) at the 144 Gap Deposit for a total of 46,000 m of drilling at an average cost of $84.78/m, for a total budget $3,900,000.

Proposed Exploration Drilling for 2016

The authors of the Timmins West Technical Report recommended continued underground exploration drilling at a total of 5,600 metres of drilling at an average cost of $107.14/m. , for a total budget $600,000, noting that it has the potential to define new mineralization to add to the growing Mineral Resource base on the Thunder Creek-144 trend. The authors also recommended continued surface exploration including total 7,000 metres of drilling at an average cost of $128.57/m (for a total budget $900,000) to (a) test the top of the 144 Gap Deposit where infill surface drilling in late 2015 intersected mineralization that is open up-dip and (b) follow-up on significant surface intersections from the 144 North and South Zones, located between 0.5 -1.6 kilometers southwest of the 144 Gap Zone.

Bell Creek Complex

The following descriptions of Tahoe’s Bell Creek Complex are summarized from a technical report prepared for Lake Shore Gold by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, in compliance with NI 43-101 entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015 (the “Bell Creek Technical Report”). Natasha Vaz, P.Eng, and Eric Kallio, P.Geo, have reviewed and approved the scientific and technical disclosure contained in this prospectus related to Bell Creek Complex.

All defined terms used but not defined in the summary below shall have the meanings ascribed to them in the Bell Creek Technical Report.

Project Description, Location and Access

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and five patented Boer War Vet lots. The Bell Creek claims consist of 12 leased and two patent Boer War “Vet” lots covering a total area of approximately 320 ha; the Schumacher property and the two northern claims are also Boer War “Vet” lots each covering an area of approximately 64 ha. To maintain these claims in good standing, yearly Lease Rents and Land Tenant Taxes are required to be paid for the leased claims, while Land Taxes and municipal taxes are required for the “Vet” lots. Of the 12 leased claims, eight are due for renewal on September 30, 2025 with the remaining four due for renewal on September 30, 2027.

The Bell Creek property is located in Hoyle Township, Porcupine Mining Division, approximately 20 km by road, northeast of Timmins, Ontario. Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The project is situated approximately 564 km north-northwest of Toronto, Ontario.

A map showing the location and access to the Bell Creek Mine Property is provided under the heading “Timmins West Mine – Project Description, Location, Access and Infrastructure”.

Within the property limits are the Bell Creek Deposit, mine infrastructure including shaft, ramp, Bell Creek Mill, tailing facilities as well as office, warehouse, and dry facilities. All–weather road access and electrical power transmission lines are established and operational to Bell Creek Mine. The Bell Creek Mine area, and the City of Timmins experience a Continental Climate with an average mean temperature range of –16.8°C (January) to +17.5°C (July) and annual precipitation of approximately 834.6mm.

History

Historical records indicate that gold was discovered in the Timmins area in the early part of the twentieth century. However, it was only with increased access to the region following the development of rail infrastructure in the 1900s that world class deposits were found near the Porcupine and Nighthawk Lakes. The Vipond, Dome, and Hollinger Mines were discovered in 1909.

Gold mineralization was first discovered on the Bell Creek property through a joint venture between Rosario and Dupont between 1980 and 1982. Between 1986 and 1991, Canamax Resources Inc. explored and developed the Bell Creek Mine. Falconbridge operated the mine between 1991 and 1992, followed by Kinross in 1993 and 1994 when mining operations ceased. The mine was kept on care and maintenance until 2001, when a decision was made to allow the underground workings to flood.

In 2002, the Porcupine Joint Venture (PJV), a joint venture between Placer Dome Canada Ltd. (Placer) and Kinross, was formed and in 2005 the property was reactivated. Goldcorp Inc. (Goldcorp) acquired Placer’s interest later that year and became the operator of the PJV (Butler, 2008). Acquisition of the property by Lake Shore Gold was finalized on December 18, 2007.

In November 2005, Lake Shore Gold (Lake Shore Gold) signed a 20-year lease agreement securing a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for an additional 20-year term. Acquisition of the Bell Creek claims by Lake Shore Gold from the previous owner, PJV, was finalized on December 18, 2007. The two “northern claims” were acquired by Lake Shore Gold from the previous owner in December 2009.

On January 1, 2012 Lake Shore Gold announced the Bell Creek Mine to be in commercial production.

Mineral Tenure, Surface Rights and Royalties

In November 2005, Lake Shore Gold signed a 20-year lease agreement giving it a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for another 20-year term. The property is a Boer War Vet Lot and, as such, is a freehold patent with both surface and mining rights (granted by the Crown before May 6, 1913). As the property is a Boer War “Vet” Lot in a surveyed township, its boundaries are fixed for an area of approximately 64 ha. It is bounded to the west by Bell Creek and the east by the Vogel property. Lake Shore Gold is required to make an annual advanced royalty payment of C$25,000 in years four to six of the lease and C$50,000 thereafter (indexed to inflation) and to pay a 2% NSR once commercial production begins (internal company documents).

On January 31, 2007, Lake Shore Gold entered into an agreement with Goldcorp, manager of the PJV, to acquire the Bell Creek Mine. The acquisition was finalized on December 18, 2007. The agreement is subject to a 2% Net Smelter Return (NSR) royalty payable to the PJV comprised of Goldcorp and Kinross. Kinross has subsequently assigned its rights under the agreement to Goldcorp. Underlying royalty agreements affect some of the Bell Creek claims including two agreements with net profit interests that can be purchased outright for relatively small amounts.

The two “northern claims” were acquired from Goldcorp in 2009 as part of the “Bell Creek West” acquisition. These claims are both Boer War Vet lots, located in a surveyed township and as such have fixed boundaries for an area of approximately 64 ha. These claims are subject to various royalties.

To the best of the author’s knowledge there is no significant factor or risk that may affect access, title, or the right or ability to perform work on the property.

Permits

The required permits and approvals for operations at the Bell Creek Mine have been acquired. These include the following Provincial and Federal Permits: Ministry of Northern Development and Mines (MNDM); Ministry of the Environment (MOE); Ministry of Natural Resources (MNR); Ministry of Transportation (MTO); Technical Standards and Safety Authority (TSSA); Ministry of Labour (MOL); Occupational Health and Safety; Explosives; Notification of Commencement of Construction and Operation; Department of Fisheries and Oceans Canada (DFO); Natural Resources Canada (NR CAN) – Explosives Regulatory Division (ERD); and Environment Canada (EC).

Environment

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore Gold staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per Lake Shore Gold’s operating permits. Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long–term impact to the area.

Environmental monitoring will be conducted in accordance with regulatory requirements. The monitoring program will be compiled in a database to assure compliance with all regulations.

Geological Setting, Mineralization and Deposit Types

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 million years in age. Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province. Intrusions were emplaced during the Archean and Proterozoic eons.

Keewatin Series greenstone volcanics are found in spatially discrete groupings and contain tholeiitic volcanic lineages as well as other volcanic assemblages that were tectonically combined with spatially discrete komatiite-rich assemblages, banded iron formations, and turbidite-bearing sedimentary basins. Unconformably overlying the Keewatin Series are younger sub-aqueous to sub-aerial volcanic-sedimentary rocks of the Timiskaming Series. These rocks occur along the margins of late regional tectonic deformation zones that are near strike-parallel shears and/or faults which commonly show high strain and tight, vertically verging folding.

Batholiths and stocks found in the Southern Abitibi are approximately sequential from tonalite-monzonite-granodiorite through massive granodiorite, granite, feldspar ±quartz porphyry to syenite.

The Bell Creek properties are underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group, with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation (Brisbin, 1997) or Pyke’s (1982) lowermost unit, Formation IV. The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of Pyke’s (1982) middle unit, Formation V. The Krist Formation, Pyke’s upper unit, is absent from Hoyle Township (Berger, 1998). The lithologies generally strike east-west, to west-northwest, and are steeply dipping.

In the Porcupine Camp, gold-bearing structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dykes prior to the deposition of the Timiskaming assemblages. Porphyries dating from 2691 ± 3 Ma to 2688 ± 2 Ma intruded the already folded and faulted greenstone sequences and initiated the mesothermal systems with the formation of associated albitites. Observations of pyrrhotite and gold-mineralized clasts at both Pamour and Dome mines within Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization.

Fracture intensity and alteration increase toward mineralized zones. Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz, and dark green to black chlorite. Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common.

Gold mineralization in the Bell Creek area has been described as occurring along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon. High grade gold mineralization occurs within quartz veins contained in alteration zones. The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W. This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

Exploration

Lake Shore Gold has been actively exploring in the Bell Creek area since the Schumacher property acquisition in 2005. To date the bulk of the exploration work has been focused on delineating, defining and extending the mineralization contained within the North A and North B zones which were previously identified or exploited underground. Initial exploration activity led to the preparation of NI 43-101-compliant Mineral Resource estimate in 2010. The main objective of the Bell Creek Mine exploration program for 2016 is to extend known mineralization and grow the current Inferred and Indicated resource base with a proposed total of 17,500 meters of underground and surface drilling at a total cost of $2.1M.

Diamond drilling in the general vicinity of the Bell Creek deposit has been conducted by several entities with the first recorded drill hole assessment files being completed in 1940. Early drilling records lack assay results or identifiable collar locations. For this reason, the description of diamond drill programs begins with the Rosario Resources Canada Ltd. drilling completed in 1978. Drilling completed prior to the acquisition of the previously described claim group by Lake Shore Gold (Lake Shore Gold) is described as historic drilling, and consists of 73,294 metres in 546 holes.

Below is a summary of drill programs completed by various operators prior to Lake Shore Gold interests in Bell Creek:

•

1978-1981 (Rosario): consisting primarily of North to South oriented drill holes (360 degree azimuth). Drilling in 1978 and 1979 was in the general area with no drill holes collared within 1,000 metres of future mine workings;

•	1982-1990 (Amax and Canamax): surface drilling completed at 30 metre centres on a north south oriented grid presently referred to as the Bell Creek Mine grid;

•	1988-1991: underground diamond drilling (Canamax);

•	1991-1994 (Falconbridge): completed from diamond drill cut-outs with various collar azimuths and dips to provide coverage.

All work performed on the Bell Creek Complex is referenced to the Bell Creek Mine grid which has been extended eastward through the Schumacher and Vogel properties.

Drill holes completed from surface and underground are monitored downhole in 30 and/or 50 metre intervals. As with most properties drill holes at Bell Creek deviate, both in azimuth and dip, furthermore the longer the holes the greater the deviation. Tracking the deviation in shorter holes can be accomplished by using a magnetic downhole survey tool to measure dip and azimuth (relative to magnetic north). Over the course of the Bell Creek drilling, these downhole surveys were accomplished using either of the “EZ-SHOT” or “EZ-TRAC” survey instruments manufactured by Reflex™.

Generally, the rocks at Bell Creek are non-magnetic so acquiring an accurate measure of deviation for short holes can be acquired using these instruments. For longer holes where deviation is more excessive determining the location of a hole becomes problematic, especially if the drilled rock contains magnetic material, consequently a gyroscopic survey tool is used to acquire the downhole survey data.

Diamond drilling has identified 16 mineralized zones (14 sub-parallel and two splay zones) that comprise the North A and North B vein systems and which extend from surface to a vertical depth of approximately 1,700 metres. Mineralization remains open down plunge and to the east at depth.

Sampling, Analysis and Data Verification

It has not been possible to locate the records pertaining to procedures and practices employed by the various operators prior to Lake Shore Gold’s involvement. However, in the opinion of the author, the procedures and practices employed by the various operators at Bell Creek prior to Lake Shore Gold’s involvement conform to industry standards that predate the adoption of NI 43-101, and this information is suitable for use in resource estimation.

In the opinion of the author, the procedures and practices employed by Lake Shore Gold conform to or exceed industry standards. Details are summarized in the following sections.

Drill core obtained from surface diamond drill programs was delivered daily to Lake Shore Gold’s core logging facility at either the 1515 Government Road or the 216 Jaguar Road exploration offices in Timmins, Ontario.

Under the direct supervision of the Senior Project Geologists, Stephen Conquer, P. Geo. or Richard Labine, P. Geo., Lake Shore Gold personnel open the boxes; check the metre markers for accuracy and errors; label the boxes with the hole number, box number and footage; prepare a quick log of the contained major geological, alteration and mineralization features. Drill core is then photographed prior to logging or sampling.

A detailed log of the diamond drill hole was completed by a graduate geologist or geological technician and entered directly into a computer database using the Geovia GEMS Logger custom drill hole logging software. The logs document rock characteristics such as lithology, alteration, mineralization, veining, as well as documenting sample numbers, intervals and assay results. Sample intervals are marked directly on the drill core with china marker and a sample tag inserted. Sample intervals range from 0.3 metres to 1.5 metres in length, with an average sample length of 0.8 metres. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides and the presence of visible gold. Samples do not cross the geological boundaries as determined by the geologist. Duplicate, blank, and standard samples are inserted at this point.

After geological logging is complete, the core is given to a trained and supervised core technician. Core to be sent for analysis is cut in half longitudinally using a diamond blade core saw. One half of the core is placed in a plastic sample bag along with a uniquely numbered sample tag. The remaining half of the core is returned to the core box for reference, with the other half of the sample tag stapled into the core box.

All diamond drill core is archived in core racks or cross-piled in a secure systematically indexed core farm at the Lake Shore Gold office compound, or securely cross-piled at the enclosed security patrolled Bell Creek Mine site. The sawn core half not sent for assay is available for reference, metallurgical testing and check-assaying.

All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which provided an ICP finish. For samples that return a value greater than 3.0 g/t Au (changed to greater than 10 g/t Au on March 15th, 2011), another aliquot from the same pulp is taken and Fire Assayed (FA) with a gravimetric finish. Occasionally for samples which may include visible gold analysis is requested to be completed using a pulp metallic method. In reporting assay results, the protocol utilized by Lake Shore Gold stipulates that Metallic Assay results override FA with a gravimetric finish, which in turn overrides FA with an atomic absorption or ICP finish.

Drill core obtained from underground drill programs is subjected to the core handling and logging procedures as the core from the surface programs with some exceptions.

•

During the period mid-2009 to mid-2013 drill core was logged on-site at the Bell Creek Mine core logging facilities under the supervision of the Chief Mine Geologist (Ralph Koch, P. Geo., 2010 to 2011, and Ivan Langlois, P. Geo., 2011 to 2013).

•

Since 2013 core from underground drilling at Bell Creek has been handled and logged at the Lake Shore Gold Government Road exploration office under the supervision of Keith Green, P. Geo., 2013 to 2014 and by Stephen Conquer, P. Geo., 2014).

•

Due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled. Select exploration holes are retained for future reference with core being cut and sampled as per the normal Lake Shore Gold process.

For both surface and underground drill set-ups, the diamond drill contractor secures the drill core at the drill site. The drill foreman or Lake Shore Gold core technicians bring the drill core to the designated logging facility daily. Both surface and underground core logging facilities are considered secure. The exploration facilities have limited access and are locked and alarmed overnight. Mine site facilities have limited day time access, are locked overnight and are located within the gated mine site.

Samples to be sent for analyses are placed in shipping bags that are sealed with a numbered security seal by Lake Shore Gold personnel. These bags are shipped to the assay facility utilizing Lake Shore Gold personnel. Lake Shore Gold personnel are not involved in any aspect of sample preparation after core specimens are delivered to the assay laboratory.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. The QA/QC program involves inserting one blank, one CRM standard and one pulp duplicate in the sample stream. Prior to June 2012 the QA/QC material was inserted for every 20 to 25 samples submitted for analysis, post June 2012 the process was changed, inserting the QA/QC samples for every 40 core samples. Drill core from a local, barren diabase dyke is used as a blank sample medium.

Prior to May 2010, ALS had been instructed to take one reject duplicate after every 25 samples processed. The sample number was tracked through the analytical process with the suffix “dup”. The method of selecting reject duplicates was further modified starting May 2010 in order to make a blind duplicate sample, where the sample would receive its own sample number sequential to the sample stream.

The QA/QC results are reviewed by one of the QPs who have the discretion to override the re-assay protocol if there is sufficient evidence to warrant.

The author is satisfied that the procedures followed are adequate to ensure a representative determination of the metal contents of any sampled intervals in the drill core and that the results are acceptable for use in preparation of this Mineral Resource estimate.

Chip samples are taken across the development heading “face”, along walls and across the “back” honoring changes in rock type, alteration, vein style, vein intensity, and amounts and types of sulphides. The chip samples are designed to crosscut a sub-vertical vein, sulphide mineralized envelope, or mineralized structures situated in the central portion of the development heading at approximately 1.3 to 1.5 metres above the floor. Samples are taken from left to right across the face. Samples of mineralization have a maximum length of 0.5 metres. Each chip sample extends 0.5 metres above and 0.5 metres below the designated sample height resulting in a 1 metre wide panel. The resultant sample should weigh approximately 2 kilograms.

Descriptions of the samples are recorded and a photo is taken of the face illustrating the geology, mineralization, and sample panels. Samples are submitted for assay as described in the diamond drill core protocols section of this report.

For the Bell Creek deposit, chip samples are taken to aid in defining the shape and grade of the mineralized zones. Face, wall and back samples may be taken depending on the orientation and location of the zone with respect to the current face location in the ore zone. This helps in identifying any mineralized material which may need to be slashed (i.e. excavated) prior to establishing the final ore zone geometry. Chip sampling on the Bell Creek deposit generally represents the full mineralized zones as the zones are often less than the maximum 7 metre development round width (per the Bell Creek ground support policy).

Underground miners are required to take muck samples in development headings at the direction of the geology group. Samples are generally taken only from ore headings, but can be collected from waste headings if they have been properly identified as part of the round numbering system. Four muck samples are collected per 3.0 metre wide x 3.0 metre high x 2.8 metre long development round which represents approximately 75 tonnes. The muck samples taken during a shift along with the appropriately filled out sample description tags are brought up from underground and deposited in designated locations. The sample number, date, shift, workplace, employee, and comments are recorded and the information given to the geology department.

When mining from longhole stopes, the LHD operator is instructed to take a sample every 40 tonnes of muck. All underground muck, chip and test hole samples are transported from underground directly to Lake Shore Gold’s Bell Creek Analytical Lab for analysis.

Underground miners are required to drill test holes in the walls of “ore” development rounds at the rate of one hole per wall per round. As these holes are being drilled, the drill “cuttings” are collected every two feet for four samples per hole. One part of a two part numbered tag is placed in the sample bag. The other portion of the numbered tag is labeled with round number, left or right wall, downhole interval (i.e. 0-2ft), date and miner’s name which is given to the geology department to document the test hole process. The test hole samples are transported from underground directly to Lake Shore Gold’s Bell Creek Analytical Lab for analysis.

Chips, muck, and test holes are identified by sample tags. The information from the sample tags is entered by a trained geological technician into a “Sample Data Tracker” Excel spreadsheet, with assays being added to the “Tracker” as they are received from Lake Shore Gold’s Bell Creek Lab. Sample numbers are manually entered into the development round “face/wall” sheets. The Sample Data Tracker then sends out data queries which populate the development round face/wall sheets with their corresponding assay results.

Historical diamond drill data was acquired by Lake Shore Gold in the form of electronic databases (varying software format) with the accompanying hand-written and/or typed diamond drill log from a range of previous claim holders. For the most part, original laboratory certificates and surveying records are not available. It cannot be confirmed to what extent double entry of log entries was utilized to check for typographical errors at the time of entry.

Lake Shore Gold has not directly conducted a check on the electronic database however, as part of the initial Mineral Resource Estimate; Scott Wilson RPA has reviewed this data set and considers it appropriate for use in the preparation of Mineral Resource estimates.

The data generated by all drill programs is added to the database either manually or by digital data import into the GEMS database. All drill results are checked using the Validate Drill Data tool in Geovia GEMS v 6.5. Tests are run on collar coordinates, downhole surveys, lithology, and assay data to check for errors.

Validation of the numerical values or actual data occurs on an ongoing or “in-program” basis as holes are completed, by viewing drill holes on screen using Geovia GEMS v 6.5 both in 2 and 3D modes and through printed copies of plans and sections. Any discrepancies in collar location, downhole survey data, lithology and assay data are communicated with to the Database Manager who makes the necessary changes to the database.

Mineral Processing and Metallurgical Testing

Prior to 2011, metallurgical testing on Bell Creek mineralization had not been completed by Lake Shore Gold. Reliance had been placed on historical test work conducted prior to the construction of the Bell Creek Mill and on historical milling experience.

Metallurgical testing on Bell Creek mineralization was first completed for Canamax in 1983 by Lakefield Research of Canada Ltd. (Lakefield).

Test work was conducted on four samples and included mineral characterization (head assays, emission specifics, specific gravity (SG) determination, gold occurrence test), trial grinds, flotation tests, and cyanidation of the ore. A fifth sample was used for settling and filtration tests.

The Bell Creek Mill Phase 1 expansion was completed in October 2010. Phase 2 of the mill expansion was completed during the third quarter of 2013. Prior to launching the Phase 2 expansion project, more comprehensive test work was completed involving seven companies. Overall, the combination of Lake Shore Gold’s operating history and the extensive amount of test work conducted provides confidence that the process design and equipment selection will result in achieving the targeted recovery and throughput levels.

Mineral Resource and Mineral Reserve Estimates

Cautionary Note to Investors Concerning Estimates of Reserves and Estimates of
Measured, Indicated and Inferred Resources

This section uses the terms “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource". The Corporation advises investors that while these terms are recognized and are required by Canadian regulations (under NI 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

This section also uses the terms “Proven Mineral Reserves” and “Probable Mineral Reserves”. The Corporation advises investors that while these terms are recognized and are required under NI 43-101, theyt differ from the United States Securities and Exchange Commission’s definition of “reserve” in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as “reserve” unless, among other things, the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, the mineral reserve estimates disclosed in this section may not qualify as “reserves” under SEC standards.

Lake Shore Gold has prepared an updated Resource Estimate for the Bell Creek Mine with an effective date of December 31, 2015. The estimate is based on both historic diamond drilling and drilling completed by Lake Shore Gold. The Mineral Resource for the Bell Creek Mine occurs within sixteen mineralized domains of which four, the North A, North A2, North B and North B2, account for 91% of the total ounce content. The bulk of this mineralization is centered about section 5950 E between 975 metre elevation and 1375 metre elevation.

The updated resource estimates at Bell Creek include 4,812,000 tonnes at an average grade of 4.4 gpt for 679,900 ounces in the measured and indicated categories and 4,124,000 tonnes at an average grade of 4.4 gpt for 584,000 ounces in the inferred category. The new resource estimates compare to the previous estimates of 4,904,000 tonnes at an average grade of 4.4 gpt for 686,700 ounces in the measured and indicated categories and 4,399,000 tonnes at an average grade of 4.8 gpt for 685,000 ounces in the inferred category. Proven and probable reserves at Bell Creek are estimated at 2,131,000 tonnes at an average grade of 4.5 gpt for 309,300 ounces, which compares to the previous estimate of 263,600 ounces (1,792,000 tonnes at an average grade of 4.6 gpt).

Mineral Resources

In-Situ Resource above cut-off grade (“COG”)
Bell Creek @ 2.2 gpt COG	Tonnes	Grade (gpt)	Ounces
Measured	390,000	4.5	56,100
Indicated	4,422,000	4.4	623,800
Measured and Indicated	4,812,000	4.4	679,900
Inferred	4,124,000	4.4	584,000

1.	Mineral resource estimates have been classified according to CIM Definitions and Guidelines.
2.	Mineral resources are reported inclusive of mineral reserves.
3.	Mineral resources incorporate a minimum cut-off grade of 2.2 gpt for the Bell Creek Mine.
4.	Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of CDN$/US$ $1.00/US$0.90.
5.	Cut-off grades assume mining and G&A costs of up to $82 per tonne and/or processing costs of $22 per tonne at Bell Creek Mine. Assumed metallurgical recoveries are 95% for Bell Creek Mine.
6.

Mineral resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 20 and 120 grams per tonne based on statistical analysis of each zone.

7.	Assumed minimum mining width is two metres.

8.	The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., who is a qualified person under NI 43-101 and an employee of Tahoe.
9.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

The following general constraints and assumptions were used in creating the block model Mineral Resource estimate for the Bell Creek Mine:

•	The locked down date for the inclusion of diamond drill or development data is December 31, 2015.
•	All work associated with the estimate, database compilation and verification, geologic modeling, and grade interpolation is completed using Geovia GEMS v 6.5 geological modeling software.
•	Geological interpretation and definition of mineralized domains is defined using diamond drill results in conjunction with underground mapping and sampling.
•	It is assumed the general orientations or relationships of mineralized domains delineated through underground development do not fundamentally change at depth.
•	Only diamond drill assay information is used in grade interpolation, (chip and muck sample results are not used).

Mineral Reserves

	Tonnes	Grade (gpt)	Ounces
Bell Creek Mine (Proven)	162,000	4.2	21,800
Bell Creek Mine (Probable)	1,969,000	4.5	287,500
Total Bell Creek Mine (Proven and Probable)	2,131,000	4.5	309,300

1.	The effective date of the mineral reserves is December 31, 2015.
2.

The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.	Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of CDN$/US$ $1.00/US$0.80.
4.	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.

Mineral reserves at Bell Creek Mine incorporate a minimum cut-off grade of 2.5 gpt. The cut-off grade assumes estimated mining and site G&A costs of $82.50 per tonne, processing costs of $22.62 per tonne, mining recovery of 95%, external dilution of 15% and a metallurgical recovery rate of 95%.

6.	The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., who is a qualified person under NI 43-101 and an employee of Tahoe.
7.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

The calculation of mineral resources and mineral reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the development of the Bell Creek Mine. The mineral resource and mineral reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Mining Operations

The Bell Creek Mine design has been based on the Resource Block Model prepared by Lake Shore Gold geology staff. The mine design considers resource in the measured and indicated category between the 240L and 1220L. Engineering and cost assessment work has been completed on this measured and indicated resource material. The designs and cost estimates consider existing surface and underground infrastructure, mining methods, and operating experience at the Bell Creek Mine to support the updated proven and probable reserves for the property.

The naming convention for underground sublevels at the Bell Creek Mine is expressed in metres below the existing mine shaft collar (i.e. 1220L is nominally 1,220 metres below surface). The measured and indicated mineralized resource between 240L and 1220L consists of nine steeply dipping narrow zones. The zones strike nominally east-west with varying strike lengths.

The primary access to the mine will continue to be via the existing portal and main ramp from surface. The main ramp is 5 metres wide x 5 metres high and currently extends to the 895L. All active production levels in the mine will be accessed via the ramp (i.e. no captive levels) and personnel, materials, and ore and waste rock will be transferred via the ramp. Secondary access/egress to/from the underground to surface will be via the existing manway in the shaft. Below the existing access to the shaft at the 240L station, the main ramp and internal raises equipped with escapeways will provide two access routes to the 240L.

The existing shaft is a 6.3 metre by 2.6 metre rectangular, three-compartment timbered shaft. The shaft collar is at 2,288 metre elevation and the shaft bottom at 1,998 metre elevation (290 metres deep). A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place but are currently not being used. There are no plans to recondition/refurbish or deepen the shaft for production use for the reserves. Regular shaft manway inspections will continue to maintain second egress. There are existing compressed air (152 mm) and dewatering piping (203 mm) and electrical cables in the shaft that feed the 120L and 240L Pump Stations.

Narrow Vein Longitudinal Longhole with delayed unconsolidated rock fill (Longhole) stoping has been the primary mining method used to date at the Bell Creek Mine. Longhole is a widely used and proven mining method that involves common industry equipment and labour skill sets.

In current active mining areas, sublevels have been established at 15 to 20 metre vertical intervals (floor to floor) and this sublevel spacing will be maintained for remaining sublevels to the 1165L. On each sublevel, the resource will generally be accessed near the centre (along strike) and stope undercut and overcut sills developed to the east and west extents. Stope lengths will generally be 20 metres along strike; however, stopes abutting waste or low grade material may be marginally longer or shorter to optimize recovery. Longitudinal mining will retreat from the furthest stope from the access, toward the initial access point.

The resource will be mined “top down” in blocks as ramp development advances to 1220L. To maintain steady production rates, a mining front will generally be established at every third sublevel (i.e. 45 to 60 metre high blocks). Where a stope will be mined up to a previously mined stope in the block above, sill pillar recovery will be required. Sill pillar recovery will require working on top of backfill and mining uppers stopes, leaving a permanent sill pillar (1:1.25 pillar width to pillar height ratio) in place below the stope above to contain the unconsolidated rock fill. The uppers stopes will not be backfilled, and 3 metre thick rib pillars will be left to support the hangingwall (and footwall) between stopes.

Two sources of dilution have been considered in establishing the Bell Creek Mine reserves. Planned dilution includes low grade material and/or waste rock that will be mined and will not be segregated from the ore. Sources of planned dilution include:

•	Waste rock or low grade material that is drilled and blasted within the drift profile of ore sills and the overall grade of the “muck” justifies delivery to the mill.
•

Waste rock or low grade material within the confines of the stope limits. This includes internal waste pockets and footwall and/or hangingwall rock that has been drilled and blasted to maximize ore recovery and/or maintain favourable wall geometry for stability.

Wireframes have been designed for each stope in the mine plan. Planned dilution is directly reported from block model data within stope wireframes.

Unplanned dilution includes low grade resource, waste rock, and/or backfill from outside the planned drift profile or stope limits that overbreaks or sloughs and is mucked with the ore and delivered to the mill. Unplanned dilution has been calculated for each stope based on the local stope dimensions and geometry.

Development and stoping activity schedules have been completed for the Bell Creek Mine using MS Project. Mining activities are resourced in the schedule and dumped into MS Excel spreadsheets for reporting.

The Bell Creek mine will operate two shifts per day, seven days per week. Underground crews and maintenance workers will work 10.5 hour shifts. Management, administration, and technical services staff will work eight-hour days from Monday to Friday, with appropriate coverage as required during weekends. Annual production has been based on operating 363 days per year.

Production will average 850 tonnes per day in Year 1 and slowly begin to increase to 1,000 tonnes per day by Year 4 while capital and operating development activities continue down to the 1220L. New mining blocks developed will contain more tonnes than previously mined blocks, providing an opportunity to bring multiple blocks in production simultaneously. In Year 5 through Year 7, development activities will reduce and development personnel and equipment will transition to support production activities.

The existing development, production, and auxiliary underground equipment fleet will continue to be used, with 50 tonne capacity underground haul trucks added to the fleet to support hauling from deeper in the mine.

Ventilation requirements have been estimated based on providing 0.06 cubic metres per second (cms) of fresh air per kilowatt (kW) of mobile equipment diesel power (including factors for availability and utilization), for the equipment anticipated to be operating.

An existing group of management, environmental, technical services (engineering/geology), administration, maintenance, supervisory, and production personnel will continue to operate the site.

The underground mine services include electrical power distribution and communications, compressed air, service water, and dewatering.

The Bell Creek Mine is well positioned in the established Timmins mining district. Consumable materials and external services required to support the mining operation will continue to be sourced from local businesses or from other nearby mining centres. A number of contracts have been established to support current site activities and these will be amended as required to meet production demands.

There are existing maintenance facilities on surface to support maintenance of surface equipment and equipment brought to surface from underground. Mobile equipment will be brought to the shop for servicing, preventive maintenance, and repairs. A mechanic will be available (each shift) to service certain mobile equipment (such as longhole drills and jumbos) underground and tend to minor breakdowns in the field.

The site has existing health and safety programs in place as required by the Ontario Occupational Health and Safety Act and Regulations for Mines and Mining Plants. There is an existing Joint Health and Safety Committee and Mine Rescue Team and training facilities.

There is currently a full time Safety Coordinator on site (shared with the mill) and this position will remain filled for life of mine operations. The Safety Coordinator will maintain site safety programs and initiatives. There will be a trainer on staff.

Lake Shore Gold contracts Mine Design Engineering (MDEng) for geomechanical engineering support for the Bell Creek Mine. In May 2013, MDEng completed a review of the minimum ground support standards, sill pillar stability, and stope dilution potential. The review included a geotechnical data collection program of the 550, 565, 580, 595, 610, and 625 Levels.

Processing and Recovery Operations

Ore from the Bell Creek Mine is milled exclusively at the Bell Creek Mill located approximately 6.7 kilometres north of Highway 101 in South Porcupine, Ontario. The current 3,300 tonne per day processing plant consists of a one stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with CIL and CIP recovery. Ore from the Timmins West Mine is also trucked to the Bell Creek Milling facility for processing.

The Bell Creek Mill was established as a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery. Between 1987 and 1994 the mill processed 576,017 short tonnes of Bell Creek ore grading 0.196 ounce per short tonne Au (112,739 recovered ounces). The historical gold recovery was approximately 93 percent. Additional tonnage from the Marlhill Mine, Owl Creek open pit, and Hoyle Pond Mine was processed prior to the mill being placed on care and maintenance in 2002. During this period several improvements and additions were implemented to increase tonnage throughput from the original 350 tonnes per day to 1,500 tonnes per day. Lake Shore Gold purchased the mill in 2008 and re-commissioned the mill for operation in 2009 at 1,000 tonnes per day. The mill was expanded to 2,000 tonnes per day in the fourth quarter of 2010 and was further expanded to 2,500 tonnes per day in 2011. Phase 2 of the mill expansion (increasing throughput capacity to 3,300 tonnes per day) was completed in the third quarter of 2013.

Ore from the Bell Creek Mine is dumped directly onto a 16” by 16” grizzly at the truck dump and a remote controlled rockbreaker is used to break up the oversized material. The ore is fed with an apron feeder to a series of conveyors reporting to a scalping grizzly feeder in the crushing building. The openings between the fingers on the grizzly feeder are 3.5”, with the oversize reporting to a 44” x 34” C110HD Metso jaw crusher. The jaw crusher is set to a closed side setting of 4”. The discharge from the crusher is combined with the -3.5” material from the grizzly feeder and conveyed to the ore storage dome. The dome has a 20,000MT storage capacity, 6,000MT of which is live. Three apron feeders pull ore from the dome and convey it to the SAG mill building.

The grinding circuit consists of one 22’ diameter by 36.5’ length low aspect ratio Metso SAG mill and is powered by twin 6,250 hp (4,600 kW) motors. The SAG mill is a repurposed ball mill converted to a SAG by installing ½” grates and a trommel with ¾” openings. Oversize from the trommel reports to a collection bin which is fed back into the SAG mill feed chute. Undersize from the trommel reports to a pumpbox which feeds a cyclopac equipped with 6 outlets. Four of the outlets are fitted with 20” Krebs gMAX cyclones, and the other two outlets are capped and available for possible future expansion. The SAG cyclone overflow reports to the thickener feed box and the underflow reports back to the SAG mill. A portion of the cyclone underflow is fed to a 30” Knelson. Knelson concentrate is collected in a hopper and is pumped daily to the refinery for further treatment, while the Knelson tails flow by gravity back to the SAG mill. Target grind is 80% passing 200 mesh.

Flocculent is added to the cyclone overflow and is pumped to a 20 meter diameter thickener. The slurry from the cyclones is 25-35% solids by weight with the thickener underflow at 55% solids by weight. The thickener overflow water is pumped to the process water tank and reused in the grinding process. The thickener underflow slurry is pumped to the leach circuit. The leach circuit consists of five agitated tanks in series with a total volume of 1,940 cubic meters. Pure oxygen is sparged into the first three leach tanks to passivate the contained pyrrhotite in the ore, as well to maintain a target dissolved oxygen level, which is required for efficient gold dissolution in cyanide. Cyanide is then added to leach tank #4, or #5.

There are three carbon-in-leach (CIL) tanks equipped with Kemix screens having a total volume of 7,500 cubic meters. The first tank (CIL #5) operates without carbon, so it is essentially a leach tank. The second (CIL #2) and third (CIL #1) tanks contain roughly 8 grams of carbon per liter of slurry. The circuit will reach equilibrium for loading of the carbon with the grade of the loaded carbon in the range of 2,500 to 4,500 grams per tonne. Loaded carbon is pumped from CIL #2, screened, washed, and then transferred to the loaded carbon tank. Carbon in the CIP and CIL tanks is advanced counter-current to the flow of slurry in the circuits.

The slurry from CIL #1 tank reports to the carbon-in-pulp (CIP) circuit, and is split into two trains of three CIP tanks in parallel with approximately 45 grams of carbon per liter of slurry. Recovery of the gold from the carbon is a batch process with carbon being stripped at a rate of 3.5 tonnes per batch. The turnaround time between batches is 24 hours. Carbon can be cleaned with acid, reactivated with the kiln and reused in the circuit.

The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery. The gold collects on the cathodes in a sludge form. The cells are washed weekly and the sludge is collected in filter bags and dried. The dried sludge is then mixed with reagents and melted in the induction furnace. Gold bullion bars are poured when the melt is completed.

The gravity gold material collected from the Knelson concentrator is transferred to the refinery and a gravity table is used to increase the gold content. The concentrate is then dried, reagents are added and the material is melted in the induction furnace. The gravity concentrate and the CIP gold sludge are melted separately due to the differing amounts of reagents used in each, and to more accurately determine recoveries in each circuit.

A metallurgical balance is conducted daily based on the tonnage from the 4 roller belt weightometer located on the feed conveyor to the SAG mill. The total tonnage, corrected for moisture, and assays from the daily sample campaign are used to produce the balance. All samples are assayed in accordance with typical assay standards and a QA/QC program is in place to ensure the integrity of the assay lab processes.

The main components used to calculate the daily balance are the thickener underflow solids and solution, the weight of gravity gold collected, the estimated grade and moisture content of the gravity gold collected, and the tailings sample solids and solution. The daily metallurgical balance is a best estimate of daily production which must then be reconciled with the circuit inventory and bullion poured (this reconciliation is performed on a monthly basis). All areas of the circuit are sampled for tank level, percent solids, solids grade, solutions grade, carbon concentrations and grade (where applicable). As the carbon contains the majority of the gold in inventory, strict care is taken to ensure sampling is performed correctly.

The final clean out of the electro-winning cell is completed by the refiner or his designate, under security control. All sludge is collected and dried. The washed cathodes from the cells are weighed and the weights are recorded to determine whether any plating buildup is occurring. The dried cell sludge and the gravity concentrate collected over the same period are smelted and bullion bars are poured. The bars are stamped and their weights are recorded and verified. Bullion samples are taken and are assayed at the Bell Creek Lab. These sample results are used in the metallurgical balance.

The actual processing results of Bell Creek Mine material are shown in the table below.

Bell Creek Mine Material Processed in 2015
Ore Type	Tonnes Processed	Grade (grams Au/tonne)	Recovery
Bell Creek	296,200	4.4	95.4%

Gold recovery from all Bell Creek Mine material has met expectations established by test work completed prior to plant start-up. All material yields a consistent high recovery and consistent grade. The average grind size to achieve these recoveries is a P80 of 75 micron. All reagent consumptions remained at expected levels for the different materials processed. Gravity recovery averaged 25% to 30% through this operational period.

Infrastructure, Permitting and Compliance Activities

Provincially, the Ministry of Northern Development and Mines (MNDM) is the lead agency for mining projects in Ontario. Mine production triggers requirements under Part VII of the Mining Act. These requirements include notifications, public and First Nations consultation, closure plans and financial assurance. Approval of a closure plan provides rights for the company to proceed under the Mining Act. Mine production is not allowed on unpatented mining claims and public notice is mandatory for mine production.

The Ministry of the Environment and Climate Change (MOECC) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into water, land and the atmosphere. The MOECC will administer the following permits for the Bell Creek Complex:

•	Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment – Ontario Water Resources Act (OWRA).
•	Water taking permits – OWRA.
•	Industrial Sewage Works Permit – OWRA.
•	Solid waste management (waste generator registration) – Ontario Environmental Protection Act (EPA).
•	Noise/air emissions – EPA.

Currently, the Bell Creek Complex operates under the following permits issued by the MOECC:

•	Permit to Take Water No. 6153-84WPMB issued April 28, 2010
•	Amended Environmental Compliance Approval (Industrial Sewage) No. 9641-9SSJTH issued January 16, 2015
•	Amended Environmental Compliance Approval (Air) No. 0303-9G8RUY issued March 21, 2014
•	Waste Generator No. ON7562685.

The Ministry of Natural Resources and Forestry (MNRF) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively. The MNRF will administer the following permits for the Bell Creek Complex:

•	Forest Resource Licenses which are issued for the cutting of crown owned timber (Crown Forest Sustainability Act
•	Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required – Public Lands Act (PLA).
•	Work permits for such things as creek crossings or impoundment structures (dams) - Lakes and Rivers Improvement Act (LRIA).

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore Gold (Lake Shore Gold) staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per Lake Shore Gold’s operating permits. Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.

Environmental monitoring will be conducted in accordance with regulatory requirements. The monitoring program will be compiled in a database to assure compliance with all regulations

Effluent treatment reagents (i.e. lime, flocculent, etc.) will be stored in designated areas. Currently these materials are stored within the ETP and warehouse in accordance with their respective Material Safety Data Sheets (MSDS).

Bulk containers of petroleum products are stored in designated areas within Maintenance area. Spill trays are utilized for containment.

Fuel will be stored and handled in accordance with the Liquid Fuels Handling Code. Gasoline and diesel fuel will be stored in the tank farm and in portable, double-hulled tanks that are located within containment areas to contain incidental spillage. Propane is stored in above ground tanks.

There are no PCBs at the Bell Creek Complex.

With the exception of silica dust from development rock, there will be no designated substances at the Bell Creek Complex, as defined in the Occupational Health and Safety Act.

Explosives will be brought to the Bell Creek Complex on an as-needed basis. All explosives are stored in powder magazines in the underground workings of the Bell Creek Mine.

As part of the Safety and Environment Program, Lake Shore Gold has prepared a Spill Prevention Contingency and Response Plan (SPCR) for the Bell Creek Complex. This document provides a practical guide for preventing, controlling and responding to spills. It has been prepared using guidelines provided by the Liquid Fuels Handling Code, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the North American Emergency Response Guidebook, as well as standardized response procedures from petroleum product suppliers. Copies of this document are available from the Environmental Department.

Mine closure is the orderly, safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project. The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Currently, with the extensive sampling program initiated by the Bell Creek Complex, the analytical data collected does not identify any potential acid rock drainage issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•	Removal of surface buildings and associated infrastructure.
•	Removal of holding ponds by converting into naturally draining ponds
•	Sloping and covering any and all waste rock/tailings with native grasses
•	Securing mine opening as per O. Reg. 240/00
•	Ensuring water quality as per monitoring program submitted in Closure Plan

Consultation is being undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wahgoshig First Nation. Consultation provides an opportunity to identify and address the impacts of Lake Shore Gold’s activities on external stakeholders and to expedite the authorization process.

The consultations have been held in order to comply with Lake Shore Gold corporate policy, the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

An Impact and Benefits Agreement (“IBA”) is currently being negotiated. The IBA will outline how Lake Shore Gold and the First Nations communities will work together in the following areas: education/training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Capital and Operating Costs

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill. The costs for 2016 have been developed through the 2016 annual budget exercise and the costs from 2017 through 2022 comprise the remaining LOM plan. The estimated LOM capital and operating costs are summarized in the table below:

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$77.8	$36.6/tonne
Operating Cost (not including royalties)	$220.0	$103.65/tonne

Exploration, Development and Production

The main objective of the Bell Creek Mine exploration program for 2016 is to extend known mineralization and grow the current Inferred and Indicated resource base with a proposed total of 17,500 meters of underground and surface drilling at a total cost of $2.1M.

The underground program (11,390 meters) will test four target areas within and proximal to the mine, while the surface drilling (6,110 meters) will test the North Zone stratigraphy west of the diabase dyke and approximately 250 meters west of the mine.

The surface portion of the drill program will focus on the North Zone stratigraphy west of the diabase dyke (WOD) below the 775m level. This drilling will test the unexplored down-dip portion of the North Zones along a 550 meter strike length, which starts approximately 250 meters west of the Bell Creek deposit. This work will follow-up on results from the recently completed BC-15-106 (3.96gpt/4.0m and 3.92gpt/4.1m) as well as previously drilled BC-08-06 (4.15gpt/3.1m) and BC-08-08 (5.02gpt/4.8m) .

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the applicable provisions of the Business Corporations Act (British Columbia) and our by-laws, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the Common Shares being offered by this prospectus will be passed upon for us by McMillan LLP, Vancouver, Canada. McMillan LLP, Vancouver, Canada, has reviewed the statements made herein as to matters of Canadian tax law. McMillan LLP, Vancouver, Canada, have, in addition, reviewed the statements made herein as to the enforceability in Canada of liabilities under the federal securities laws of the United States. Certain legal matters in connection with this prospectus relating to United States tax law will be passed upon for us by Davis Wright Tremaine LLP, Seattle W.A.

The partners and associates of McMillan LLP and Davis Wright Tremaine LLP, as a group, hold beneficially, directly or indirectly, less than one percent of any class of our securities or of any of our associates or affiliates.

EXPERTS

The audited consolidated financial statements of Tahoe and Lake Shore Gold incorporated by reference in this prospectus, and the effectiveness of Tahoe’s internal control over financial reporting, have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their reports incorporated by reference. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Conrad E. Huss, P.E., of M3 Engineering & Technology Corporation, Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, Daniel Roth, P.E., of M3 Engineering & Technology Corporation, Paul Tietz, C.P.G., of Mine Development Associates, Matthew Blattman, P.E., of Blattman Brothers Consulting LLC and Jack Cadwell, P.E., of Robertson GeoConsultants prepared a technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” dated November 5, 2014 (the “Escobal Feasibility Study”) and have reviewed and approved the information related to the Escobal mine contained in our Annual Report on Form 40-F incorporated by reference into this prospectus.

Enrique Garay, M Sc. (MAIG), of Rio Alto Mining Limited, Ian Dreyer, B.App. Sc., MAusIMM(CP), of Rio Alto Mining Limited, Tim Williams, FAusIMM, of Rio Alto Mining Limited, Greg Lane, FAusIMM, of Ausenco Ltd., Scott Elfen, P.E., of Ausenco Engineering Canada Ltd., and Fernando Angeles, M.Eng (Min), P.Eng, of Mining Plus Peru SAC prepared a technical report entitled “La Arena Project, Peru, Technical Report (NI 43-101)” dated February 27, 2015 with an effective date of December 31, 2014 (the “La Arena Technical Report”) and have reviewed and approved the information related to the La Arena mine contained in our Annual Report on Form 40-F incorporated by reference into this prospectus.

Carl E. Defilippi, M.Sc., C.E.M., of Kappes, Cassiday & Associates, Charles Muerhoff, B.Sc., SME RM, Vice President Technical Services of Tahoe, and Tim Williams, M.Sc., FAusIMM, Vice President Operations & Peru Country Manager of Tahoe prepared the technical report entitled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 with an effective date of January 1, 2016 and have reviewed and approved the information related to the Shahuindo mine contained in our Annual Report on Form 40-F incorporated by reference into this prospectus.

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, have acted as qualified persons under NI 43-101 in connection with the Timmins West Technical Report and the Bell Creek Technical Report and have reviewed and approved the information related to the Timmins West Mine and the Bell Creek Complex contained in this prospectus.

All other scientific and technical information contained or incorporated by reference in this prospectus, including information related to updates to the Escobal Mine disclosure since the date of the Escobal Feasibility Study and updates to the La Arena Mine disclosure since the date of the La Arena Technical Report, has been reviewed and approved by Charles Muerhoff, SME RM, Vice President Technical Services of Tahoe, who is a qualified person under NI 43-101.

As of the date hereof, each of the foregoing firms or persons hold, beneficially, directly or indirectly, less than one percent of our outstanding securities or of any of our associates or affiliates.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of Tahoe or of any of our associates or affiliates, other than Charles Muerhoff, Eric Kallio and Natasha Vaz, each of whom is currently employed by Tahoe.

TAHOE RESOURCES INC.

5,000,000 Shares of Common Stock

PROSPECTUS

August 11, 2016

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Under Section 160 of the Act, an individual who:

•	is or was a director or officer of the Registrant,

•	is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or

•	at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), may be indemnified by the Registrant against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation, (a) the eligible party is or may be joined as a party, or (b) the eligible party is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (“eligible proceeding”) to which the eligible party is or may be liable. Section 160 of the Act also permits the Registrant to pay the expenses actually and reasonably incurred by an eligible party after the final disposition of the eligible proceeding.

Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.

Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.

Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, order the Registrant to indemnify the eligible party or to pay the eligible party’s expenses, despite Sections 160 to 163 of the Act.

The articles of a company may affect its power or obligation to give an indemnity or pay expenses. As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act.

Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director, former director, alternate director of officer of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of an eligible party to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.

Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

Item 9. Exhibits

Item	Exhibit
4.1	Dividend Reinvestment Plan.
5.1	Opinion of McMillan LLP as to the legality of the securities being registered.
8.1	Opinion of McMillan LLP regarding Canadian tax matters (contained in Exhibit 5.1).
8.2	Opinion of Davis Wright Tremaine LLP regarding U.S. tax matters.
23.1	Consent of Deloitte LLP (in respect of Tahoe).
23.2	Consent of Deloitte LLP (in respect of Lake Shore Gold).
23.3	Consent of Conrad E. Huss.
23.4	Consent of Thomas L. Drielick.
23.5	Consent of Daniel Roth.
23.6	Consent of Paul Tietz.
23.7	Consent of Matthew Blattman.
23.8	Consent of Jack Caldwell.
23.9	Consent of Enrique Garay.
23.10	Consent of Ian Dreyer.
23.11	Consent of Tim Williams.
23.12	Consent of Greg Lane.
23.13	Consent of Scott Elfen.
23.14	Consent of Fernando Angeles.
23.15	Consent of Charles Muerhoff.
23.16	Consent of Carl E. Defilippi.
23.17	Consent of Eric Kallio.
23.18	Consent of Natasha Vaz.
23.19	Consent of McMillan LLP (contained in Exhibit 5.1).
23.20	Consent of Davis Wright Tremaine LLP (contained in Exhibit 8.2).
24.1	Powers of Attorney (included on the signature page to this Registration Statement on Form F-3).

Item 10. Undertakings

(a)     The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings in Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3- 19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

5.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on August 11, 2016.

TAHOE RESOURCES INC.

By:	/s/ C. Kevin McArthur
Name: C. Kevin McArthur
Title: Executive Chair & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin McArthur, Mark Sadler, Edie Hofmeister and Elizabeth McGregor, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement and powers of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. Kevin McArthur	Executive Chair, Chief Executive Officer	August 11, 2016
C. Kevin McArthur	and Director (Principal Executive Officer)

/s/ Mark T. Sadler	Vice President and Chief Financial Officer	August 11, 2016
Mark T. Sadler	(Principal Financial and Accounting
Officer)

/s/ A. Dan Rovig	Director (Lead Director)	August 11, 2016
A. Dan Rovig

/s/ Tanya M. Jakusconek	Director	August 11, 2016
Tanya M. Jakusconek

/s/ Drago G. Kisic	Director	August 11, 2016
Drago G. Kisic

/s/ Alan C. Moon	Director	August 11, 2016
Alan C. Moon

/s/ Paul B. Sweeney	Director	August 11, 2016
Paul B. Sweeney

/s/ James S. Voorhees	Director	August 11, 2016
James S. Voorhees

/s/ Kenneth F. Williamson	Director	August 11, 2016
Kenneth F. Williamson

/s/ Dr. Klaus M. Zeitler	Director	August 11, 2016
Dr. Klaus M. Zeitler

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Tahoe Resources Inc. in the United States, on August 11, 2016.

TAHOE RESOURCES USA INC.

By:	/s/ C. Kevin McArthur
	Name:	C. Kevin McArthur
	Title:	President, Chief Executive Officer, Treasurer
and Secretary

INDEX TO EXHIBITS

Item	Exhibit
4.1	Dividend Reinvestment Plan.
5.1	Opinion of McMillan LLP as to the legality of the securities being registered.
8.1	Opinion of McMillan LLP regarding Canadian tax matters (contained in Exhibit 5.1).
8.2	Opinion of Davis Wright Tremaine LLP regarding U.S. tax matters.
23.1	Consent of Deloitte LLP (in respect of Tahoe).
23.2	Consent of Deloitte LLP (in respect of Lake Shore Gold).
23.3	Consent of Conrad E. Huss.
23.4	Consent of Thomas L. Drielick.
23.5	Consent of Daniel Roth.
23.6	Consent of Paul Tietz.
23.7	Consent of Matthew Blattman.
23.8	Consent of Jack Caldwell.
23.9	Consent of Enrique Garay.
23.10	Consent of Ian Dreyer.
23.11	Consent of Tim Williams.
23.12	Consent of Greg Lane.
23.13	Consent of Scott Elfen.
23.14	Consent of Fernando Angeles.
23.15	Consent of Charles Muerhoff.
23.16	Consent of Carl E. Defilippi.
23.17	Consent of Eric Kallio.
23.18	Consent of Natasha Vaz.
23.19	Consent of McMillan LLP (contained in Exhibit 5.1).
23.20	Consent of Davis Wright Tremaine LLP (contained in Exhibit 8.2).
24.1	Powers of Attorney (included on the signature page to this Registration Statement on Form F-3).